     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2004
                                                      REGISTRATION NOS.: 2-74980
                                                                        811-3326

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM N-1A
                             REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933                      /X/
                           PRE-EFFECTIVE AMENDMENT NO.                       / /
                        POST-EFFECTIVE AMENDMENT NO. 25                      /X/
                                     AND/OR
               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                  ACT OF 1940                                /X/
                               AMENDMENT NO. 26                              /X/

                                   ----------

                                 MORGAN STANLEY
                       U.S. GOVERNMENT MONEY MARKET TRUST
                        (A MASSACHUSETTS BUSINESS TRUST)
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                           1221 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (800) 869-6397

                                BARRY FINK, ESQ.
                           1221 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                   ----------

                                    COPY TO:

          CARL FRISCHLING, ESQ.                   LEONARD B. MACKEY, JR., ESQ.
   KRAMER LEVIN NAFTALIS & FRANKEL LLP               CLIFFORD CHANCE US LLP
            919 THIRD AVENUE                             200 PARK AVENUE
        NEW YORK, NEW YORK 10022                    NEW YORK, NEW YORK 10166

                                   ----------

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
  As soon as practicable after this Post-Effective Amendment becomes effective. IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE (CHECK APPROPRIATE BOX)
               /X/ immediately upon filing pursuant to paragraph (b)
               / / on (date) pursuant to paragraph (b)
               / / 60 days after filing pursuant to paragraph (a)
               / / on (date) pursuant to paragraph (a)(2) of rule 485.

            AMENDING THE PROSPECTUS AND UPDATING FINANCIAL STATEMENTS

================================================================================

[GRAPHIC]

MORGAN STANLEY FUNDS

MORGAN STANLEY
U.S. GOVERNMENT
MONEY MARKET TRUST

A MONEY MARKET FUND THAT SEEKS TO PROVIDE SECURITY OF PRINCIPAL, HIGH CURRENT INCOME AND LIQUIDITY

[MORGAN STANLEY LOGO]


PROSPECTUS
MARCH 30, 2004


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CONTENTS


THE FUND

     Investment Objectives                                                     1

     Principal Investment Strategies                                           1

     Principal Risks                                                           2

     Past Performance                                                          3

     Fees and Expenses                                                         3

     Fund Management                                                           4

SHAREHOLDER INFORMATION

     Pricing Fund Shares                                                       5

     How To Buy Shares                                                         5

     How To Exchange Shares                                                    8

     How To Sell Shares                                                        9

     Distributions                                                            12

     Tax Consequences                                                         12

FINANCIAL HIGHLIGHTS                                                          13

MORGAN STANLEY FUNDS                                           Inside Back Cover


This PROSPECTUS contains important information about the fund. Please read it carefully and keep it for future reference.

THE FUND

INVESTMENT OBJECTIVES

[GRAPHIC]

Morgan Stanley U.S. Government Money Market Trust is a money market fund that seeks to provide security of principal, high current income and liquidity.

PRINCIPAL INVESTMENT STRATEGIES

[GRAPHIC]

The Fund will invest in high quality, short-term U.S. government securities. The Fund's "Investment Manager," Morgan Stanley Investment Advisors Inc., seeks to maintain the Fund's share price at $1.00. The share price remaining stable at $1.00 means that the Fund would preserve the principal value of your investment.

The U.S. government securities that the Fund may purchase include:

- U.S. Treasury bills, notes and bonds, all of which are direct obligations of the United States Government.
- Securities issued by agencies and instrumentalities of the United States Government which are backed by the full faith and credit of the United States. Among the agencies and instrumentalities issuing these obligations are the Government National Mortgage Association and the Federal Housing Administration.

- Securities issued by agencies and instrumentalities which are not backed by the full faith and credit of the United States, but whose issuing agency or instrumentality has the right to borrow, to meet its obligations, from the U.S. Treasury. Among these agencies and instrumentalities are the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Federal Home Loan Banks.
- Securities issued by agencies and instrumentalities which are backed solely by the credit of the issuing agency or instrumentality. Among these agencies and instrumentalities is the Federal Farm Credit System.

The Fund also may invest up to 10% of its net assets in FDIC insured certificates of deposit of banks and savings and loan institutions.


The Fund's policies discussed above are fundamental. These policies may not be changed without shareholder approval. In addition to the fundamental investment policies, the Fund may invest in repurchase agreements. Repurchase agreements are contracts in which a financial institution sells a security and agrees to buy it back on a specific date (usually within seven days) and at a higher price, which reflects an agreed-upon interest rate.


[SIDENOTE]
MONEY MARKET

A MUTUAL FUND HAVING THE GOAL TO SELECT SECURITIES TO PROVIDE CURRENT INCOME WHILE SEEKING TO MAINTAIN A STABLE SHARE PRICE OF $1.00.

YIELD

THE FUND'S YIELD REFLECTS THE ACTUAL INCOME THE FUND PAYS TO YOU EXPRESSED AS A PERCENTAGE OF THE FUND'S SHARE PRICE. BECAUSE THE FUND'S INCOME FROM ITS PORTFOLIO SECURITIES WILL FLUCTUATE, THE INCOME IT IN TURN DISTRIBUTES TO YOU AND THE FUND'S YIELD WILL VARY.

PRINCIPAL RISKS

[GRAPHIC]

There is no assurance that the Fund will achieve its investment objectives. Although the Fund seeks to preserve the value of your investment at $1.00 per share, if it is unable to do so, it is possible to lose money by investing in the Fund.

CREDIT AND INTEREST RATE RISKS. A principal risk of investing in the Fund is associated with its U.S. government securities investments, which are subject to two types of risks: credit risk and interest rate risk. Credit risk refers to the possibility that the issuer of a security will be unable to make interest payments and repay the principal on its debt. Interest rate risk, another risk of debt securities, refers to fluctuations in the value of a fixed-income security resulting from changes in the general level of interest rates.

Credit risk is minimal with respect to the Fund's U.S. government securities investments. Repurchase agreements involve a greater degree of credit risk. The Investment Manager, however, actively manages the Fund's assets to reduce the risk of losing any principal investment as a result of credit or interest rate risks. In addition, federal regulations require money market funds, such as the Fund, to invest only in debt obligations of high quality and short maturities.

Shares of the Fund are not bank deposits and are not insured or guaranteed by the FDIC or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, if it is unable to do so, it is possible to lose money by investing in the Fund.

PAST PERFORMANCE

[GRAPHIC]

The bar chart and table below provide some indication of the risks of investing in the Fund. For the Fund's most recent 7-day annualized yield, you may call
(800) 869-NEWS. The Fund's past performance does not indicate how the Fund will perform in the future.

[CHART]

ANNUAL TOTAL RETURNS--CALENDAR YEARS

1994              5.02%
1995              4.47%
1996              4.63%
1997              4.71%
1998              4.38%
1999              5.69%
2000              3.67%
2001              1.12%
2002              1.12%
2003              0.47%


During the periods shown in the bar chart, the highest return for a calendar quarter was 1.48% (quarter ended December 29, 2000) and the lowest return for a calendar quarter was 0.09% (quarter ended September 30, 2003).



AVERAGE ANNUAL TOTAL RETURNS (AS OF DECEMBER 31, 2003)



                                        PAST 1 YEAR  PAST 5 YEARS  PAST 10 YEARS
U.S. Government Money Market Trust          0.47%        3.04%         3.72%



FEES AND EXPENSES

[GRAPHIC]

The Fund is a no-load fund. The Fund does not impose any sales charges and does not impose account or exchange fees. The table below briefly describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

[SIDENOTE]
ANNUAL TOTAL RETURNS

THIS CHART SHOWS HOW THE PERFORMANCE OF THE FUND'S SHARES HAS VARIED FROM YEAR TO YEAR OVER THE PAST 10 CALENDAR YEARS.

AVERAGE ANNUAL TOTAL RETURNS

THIS TABLE SHOWS THE FUND'S AVERAGE ANNUAL TOTAL RETURNS.

ANNUAL FUND OPERATING EXPENSES(1)


Management Fee                                                   0.42%
Distribution and service (12b-1) fees                            0.10%
Other expenses                                                   0.19%
Total annual Fund operating expenses(1)                          0.71%



(1) The expenses set forth in the table do not reflect that during the fiscal year ended January 31, 2004 (and through December 31, 2004), the Investment Manager has undertaken to assume operating expenses and/or waive the compensation provided for in its Management Agreement to the extent necessary to maintain such expenses and compensation at 0.75% of the Fund's daily net assets on an annualized basis. This waiver did not change the Management Fee ratio. Taking the waiver/assumption of expenses into account, the Fund's total annual operating expenses remained at 0.71% for the fiscal year ended January 31, 2004.


EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund, your investment has a 5% return each year, and the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, the table below shows your costs at the end of each period based on these assumptions.


         1 YEAR            3 YEARS          5 YEARS         10 YEARS
          $ 73              $ 227            $ 395            $ 883



FUND MANAGEMENT

[GRAPHIC]


The Fund has retained the Investment Manager--Morgan Stanley Investment Advisors Inc.--to provide administrative services, manage its business affairs and invest its assets, including the placing of orders for the purchase and sale of portfolio securities. The Investment Manager is a wholly-owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking, research and analysis, financing and financial advisory services. The Investment Manager's address is 1221 Avenue of the Americas, New York, NY 10020.

The Fund pays the Investment Manager a monthly management fee as full compensation for the services and facilities furnished to the Fund, and for Fund expenses assumed by the Investment Manager. The fee is based on the Fund's average daily net assets. For the fiscal year ended January 31, 2004, the Fund accrued total compensation to the Investment Manager amounting to 0.42% of the Fund's average daily net assets. The Investment Manager has undertaken, through December 31, 2004, to continue to assume operating expenses and/or waive the compensation provided for in its Management Agreement to the extent necessary to maintain such expenses and compensation at 0.75% of the Fund's daily net assets on an annualized basis.


[SIDENOTE]
ANNUAL FUND OPERATING EXPENSES


THESE EXPENSES ARE DEDUCTED FROM THE FUND'S ASSETS AND ARE BASED ON EXPENSES PAID FOR THE FISCAL YEAR ENDED JANUARY 31, 2004.


MORGAN STANLEY INVESTMENT ADVISORS INC.


THE INVESTMENT MANAGER IS WIDELY RECOGNIZED AS A LEADER IN THE MUTUAL FUND INDUSTRY AND HAD APPROXIMATELY $110 BILLION IN ASSETS UNDER MANAGEMENT OR ADMINISTRATION AS OF FEBRUARY 29, 2004.

SHAREHOLDER INFORMATION

PRICING FUND SHARES

[GRAPHIC]

The price of Fund shares, called "net asset value," is based on the amortized cost of the Fund's portfolio securities. The amortized cost valuation method involves valuing a debt obligation in reference to its cost, rather than market forces.

The net asset value per share of the Fund is determined once daily at 4:00 p.m. Eastern time on each day that the New York Stock Exchange is open (or, on days when the New York Stock Exchange closes prior to 4:00 p.m., at such earlier time). Shares will not be priced on days that the New York Stock Exchange is closed.

HOW TO BUY SHARES

[GRAPHIC]

You may open a new account to buy Fund shares or buy additional Fund shares for an existing account by contacting your Morgan Stanley Financial Adviser or other authorized financial representative. Your Financial Adviser will assist you, step-by-step, with the procedures to invest in the Fund. The Fund's transfer agent, in its sole discretion, may allow you to purchase shares directly by calling and requesting an application. We reserve the right to reject any order for the purchase of Fund shares. When you buy Fund shares, the shares are purchased at the next share price calculated after we receive your purchase order in proper form accompanied by federal or other immediately available funds. You begin earning dividends the business day after the shares are purchased. The Fund, in its sole discretion, may waive the minimum initial and additional investment amounts in certain cases.


To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. What this means to you: when you open an account, we will ask your name, address, date of birth and other information that will allow us to identify you. If we are unable to verify your identity, we reserve the right to restrict additional transactions and/or liquidate your account at the next calculated net asset value after your account is closed (less any applicable sales/account charges and/or tax penalties) or take any other action required by law.


[SIDENOTE]
CONTACTING A FINANCIAL ADVISOR


IF YOU ARE NEW TO THE MORGAN STANLEY FUNDS AND WOULD LIKE TO CONTACT A MORGAN STANLEY FINANCIAL ADVISOR, CALL TOLL-FREE 1-866-MORGAN8 FOR THE TELEPHONE NUMBER OF THE MORGAN STANLEY OFFICE NEAREST YOU. YOU MAY ALSO ACCESS OUR OFFICE LOCATOR ON OUR INTERNET SITE AT: www.morganstanley.com-/funds

MINIMUM INVESTMENT AMOUNTS


                                                                 MINIMUM INVESTMENT
                                                            ---------------------------
INVESTMENT OPTIONS                                             INITIAL       ADDITIONAL
Regular Accounts:                                           $       1,000    $       50
Individual Retirement Account                               $       1,000    $       50
Coverdell Education Savings Account                         $         500    $       50
EASYINVEST(R)
(Automatically from your checking or savings account
or Money Market Fund)                                       not available    $      100



There is no minimum investment amount if you purchase Fund shares through: (1) the Investment Manager's mutual fund asset allocation plan; (2) a program, approved by the Fund's distributor, in which you pay an asset-based fee for advisory, administrative and/or brokerage services; (3) the following programs approved by the Fund's distributor: (i) qualified state tuition plans described in Section 529 of the Internal Revenue Code or (ii) certain other investment programs approved by the Fund's distributor that do not charge an asset-based fee; or (4) employer-sponsored employee benefit plan accounts. In addition, the Fund will waive the minimum initial investment for the automatic reinvestment of distributions from certain unit investment trusts.


INVESTMENT
OPTIONS                          PROCEDURES
CONTACT YOUR FINANCIAL ADVISOR   NEW ACCOUNTS AND SUBSEQUENT INVESTMENTS
                                 You may buy Fund shares by contacting your
                                 Morgan Stanley Financial Advisor or other
                                 authorized financial representative. Your
                                 Financial Advisor will assist you,
                                 step-by-step, with the procedures to invest in
                                 the Fund.

BY MAIL                          SUBSEQUENT INVESTMENTS
                                 To buy additional shares for an existing Fund account:
                                 - Write a "letter of instruction" to the Fund specifying the name(s) on the account, the account number and the social security or tax identification number, and the additional investment amount. The letter must be signed by the account owner(s).
                                 -  Make out a check for the investment amount
                                    to: Morgan Stanley U.S. Government Money
                                    Market Trust.
                                 -  Mail the letter and check to Morgan Stanley
                                    Trust at P.O. Box 1040, Jersey City, NJ
                                    07303.

INVESTMENT
OPTIONS                          PROCEDURES
BY WIRE                          SUBSEQUENT INVESTMENTS
                                 To buy additional shares for an existing Fund
                                 account:
                                 -  Before sending instructions by wire, call us
                                    at (800) 869-NEWS advising us of your
                                    purchase.
                                 -  Wire the instructions specifying the name of
                                    the Fund and your account number, along with
                                    the additional investment amount, to The
                                    Bank of New York, for credit to the account
                                    of "Morgan Stanley Trust, Harborside
                                    Financial Center, Plaza Two, Jersey City, NJ
                                    07311, Account No. 8900188413".
                                 (When you buy additional Fund shares, wire
                                 purchase instructions received by Morgan
                                 Stanley Trust prior to 12:00 noon Eastern time
                                 are normally effective that day and wire
                                 purchase instructions received after 12:00 noon
                                 are normally effective the next business day.)

EASYINVEST(R)                    NEW ACCOUNTS
(AUTOMATICALLY FROM YOUR         This program is not available to open a new
CHECKING OR SAVINGS ACCOUNT)     Fund account or a new account of another Money
                                 Market Fund.

                                 SUBSEQUENT INVESTMENTS
                                 EASYINVEST(SM) is a purchase plan that allows you to transfer money automatically from your checking or savings account to an existing Fund account on a semi-monthly, monthly or quarterly basis. Contact your Morgan Stanley Financial
                                 Advisor for further information about this service.


ADDITIONAL PURCHASE INFORMATION. If you are a customer of Morgan Stanley DW or another authorized dealer of Fund shares, you may upon request: (a) have the proceeds from the sale of listed securities invested in Fund shares the day after you receive the proceeds; and (b) pay for the purchase of certain listed securities by automatic sale of Fund shares that you own. If you are a customer of Morgan Stanley DW or another authorized dealer of the Fund's shares, you may have cash balances in your securities account of $1,000 or more automatically invested in shares of the Fund on the next business day after the balance is accrued in your account. Cash balances of less than $1,000 may be automatically invested in Fund shares on a weekly basis.

PLAN OF DISTRIBUTION. The Fund has adopted a Plan of Distribution in accordance with Rule 12b-1 under the Investment Company Act of 1940. The Plan allows the Fund to pay distribution fees of up to 0.15% of its average daily net assets for the sale and distribution of Fund shares. It also allows the Fund to pay for services to shareholders. Because these fees are paid out of the Fund's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

HOW TO EXCHANGE SHARES

[GRAPHIC]


PERMISSIBLE FUND EXCHANGES. You may only exchange shares of the Fund for shares of other continuously offered Morgan Stanley Funds if the Fund shares were acquired in an exchange of shares initially purchased in a Multi-Class Fund or an FSC Fund (subject to a front-end sales charge). In that case, the shares may be subsequently re-exchanged for shares of the same Class of any Multi-Class Fund or FSC Fund or for shares of another Money Market Fund, a No-Load Fund or the Limited Duration U.S. Treasury Trust. Of course, if an exchange is not permitted, you may sell shares of the Fund and buy another fund's shares with the proceeds.


See the inside back cover of this PROSPECTUS for each Morgan Stanley Fund's designation as a Multi-Class Fund, No-Load Fund, Money Market Fund or FSC Fund. If a Morgan Stanley Fund is not listed, consult the inside back cover of that fund's current prospectus for its designation. For purposes of exchanges, shares of an FSC Funds are treated as Class A shares of a Multi-Class Fund.

The current prospectus for each fund describes its investment objective(s), policies and investment minimums, and should be read before investing. Since exchanges are available only into continuously offered Morgan Stanley Funds, exchanges are not available into any new Morgan Stanley Fund during its initial offering period, or when shares of a particular Morgan Stanley Fund are not being offered for purchase.


EXCHANGE PROCEDURES. You can process an exchange by contacting your Morgan Stanley Financial Advisor or other authorized financial representative. Otherwise, you must forward an exchange privilege authorization form to the Fund's transfer agent--Morgan Stanley Trust--and then write the transfer agent or call (800) 869-NEWS to place an exchange order. You can obtain an exchange privilege authorization form by contacting your Morgan Stanley Financial Advisor or other authorized financial representative or by calling (800) 869-NEWS.


An exchange to any Morgan Stanley Fund (except a Money Market Fund) is made on the basis of the next calculated net asset values of the funds involved after the exchange instructions are accepted. When exchanging into a Money Market Fund, the Fund's shares are sold at their next calculated net asset value and the Money Market Fund's shares are purchased at their net asset value on the following business day.

The Fund may terminate or revise the exchange privilege upon required notice. The check writing privilege is not available for Money Market Fund shares you acquire in an exchange.

TELEPHONE EXCHANGES. For your protection when calling Morgan Stanley Trust, we will employ reasonable procedures to confirm that exchange instructions communicated over the telephone are genuine. These procedures may include requiring various forms of personal identification such as name, mailing address, social security or other tax identification number. Telephone instructions also may be recorded.

Telephone instructions will be accepted if received by the Fund's transfer agent between 9:00 a.m. and 4:00 p.m. Eastern time on any day the New York Stock Exchange is open for business. During periods of drastic economic or market changes, it is possible that the telephone exchange procedures may be difficult to implement, although this has not been the case with the Fund in the past.

MARGIN ACCOUNTS. If you have pledged your Fund shares in a margin account, contact your Morgan Stanley Financial Advisor or other authorized financial representative regarding restrictions on the exchange of such shares.

EXCHANGING SHARES OF ANOTHER FUND SUBJECT TO A CONTINGENT DEFERRED SALES CHARGE ("CDSC"). There are special considerations when you exchange shares subject to a CDSC of another Morgan Stanley Fund for shares of the Fund. When determining the length of time you held the shares and the corresponding CDSC rate, any period (starting at the end of the month) during which you held shares of the Fund WILL NOT BE COUNTED. Thus, in effect the "holding period" for purposes of calculating the CDSC is frozen upon exchanging into the Fund. Nevertheless, if shares subject to a CDSC are exchanged for shares of the Fund, you will receive a credit when you sell the shares equal to the distribution (12b-1) fees, if any, you paid on those shares while in the Fund up to the amount of any applicable CDSC. See the prospectus of the fund that charges the CDSC for more details.

LIMITATIONS ON EXCHANGES. Certain patterns of past exchanges and/or purchase or sale transactions involving the Fund or other Morgan Stanley Funds may result in the Fund limiting or prohibiting, at its discretion, additional purchases and/or exchanges. Determinations in this regard may be based on the frequency or dollar amount of previous exchanges or purchase or sale transactions. You will be notified in advance of limitations on your exchange privileges.

For further information regarding exchange privileges, you should contact your Morgan Stanley Financial Advisor or call (800) 869-NEWS.

HOW TO SELL SHARES

[GRAPHIC]

You can sell some or all of your Fund shares at any time. Your shares will be sold at the next share price calculated after we receive your order to sell as described below.


OPTIONS                          PROCEDURES
CONTACT YOUR FINANCIAL ADVISOR   To sell your shares, simply call your Morgan
                                 Stanley Financial Advisor or other authorized
                                 financial representative. Payment will be sent
                                 to the address to which the account is
                                 registered or deposited in your brokerage
                                 account.

CHECK-WRITING OPTION             You may order a supply of blank checks by
                                 requesting them by contacting your Morgan
                                 Stanley Financial Advisor or (800) 869-NEWS.

                                 Checks may be written in any amount not less than $500. You must sign checks exactly as their shares are registered. If the account is a joint account, the check may contain one signature unless the joint owners have specified that all owners are required to sign checks.

                                 Payment of check proceeds normally will be made on the next business day after we receive your check in proper form. Shares purchased by check
                                 (including a certified or bank cashier's check) are not normally available to cover redemption checks until 15 days after Morgan Stanley Trust receives the check used for investment. A check will not be honored in an amount exceeding the value of the account at the time the check is presented for payment.

OPTIONS                          PROCEDURES
SYSTEMATIC WITHDRAWAL PLAN       If your investment in all of the Morgan Stanley
                                 Funds has a total market value of at least
                                 $10,000, you may elect to withdraw amounts of
                                 $25 or more, or in any whole percentage of a
                                 fund's balance (provided the amount is at least
                                 $25), on a monthly, quarterly, semi-annual or
                                 annual basis, from any fund with a balance of
                                 at least $1,000. Each time you add a fund to
                                 the plan, you must meet the plan requirements.

                                 To sign up for the Systematic Withdrawal Plan, contact your Morgan Stanley Financial Advisor or call (800) 869-NEWS. You may terminate or suspend your plan at any time. Please remember that withdrawals from the plan are sales of shares, not Fund "distributions," and ultimately may exhaust your account balance.
                                 The Fund may terminate or revise the plan at any time.

                                 When you sell Fund shares through the
                                 Systematic Withdrawal Plan, the shares may be subject to a contingent deferred sales charge
                                 ("CDSC") if they were obtained in exchange for shares subject to a CDSC of another Morgan
                                 Stanley Fund. The CDSC, however, will be waived in an amount up to 12% annually of the Fund's value, although Fund shares with no CDSC will be sold first, followed by those with the lowest CDSC. As such, the waiver benefit will be reduced by the amount of your shares that are not subject to a CDSC. See the prospectus of the fund that charges the CDSC for more details.

BY LETTER                        You may also sell your shares by writing a
                                 "letter of instruction" that includes:
                                 -  your account number;
                                 -  the name of the Fund;
                                 -  the dollar amount or the number of shares
                                    you wish to sell; and
                                 -  the signature of each owner as it appears on
                                    the account.
                                 If you are requesting payment to anyone other
                                 than the registered owner(s) or that payment be
                                 sent to any address other than the address of
                                 the registered owner(s) or pre-designated bank
                                 account, you will need a signature guarantee.
                                 You can obtain a signature guarantee from an
                                 eligible guarantor acceptable to Morgan Stanley
                                 Trust. (You should contact Morgan Stanley Trust
                                 at (800) 869-NEWS for a determination as to
                                 whether a particular institution is an eligible
                                 guarantor.) A notary public cannot provide a
                                 signature guarantee. Additional documentation
                                 may be required for shares held by a
                                 corporation, partnership, trustee or executor.

                                 Mail the letter to Morgan Stanley Trust at P.O.
                                 Box 983, Jersey City, NJ 07303.

                                 A check will be mailed to the name(s) and address in which the account is registered, or otherwise according to your instructions.

BY TELEPHONE OR WIRE             To sell shares by telephone or wire, first
                                 complete a telephone redemption application
                                 designating a bank account. Redemptions for
                                 more than $1,000 will be wired to your bank
                                 account (your bank may charge a fee for this
                                 service). For redemptions for less than $1,000,
                                 a check will be mailed to your bank account.
                                 For more information or to request a telephone
                                 redemption application, call Morgan Stanley
                                 Trust at (800) 869-NEWS.

PAYMENT FOR SOLD SHARES. After we receive your complete instructions to sell as described above, a check will be mailed to you within seven days, although we will attempt to make payment within one business day. Payment may also be sent to your brokerage account.

Payment may be postponed or the right to sell your shares suspended under unusual circumstances. If you request to sell shares that were recently purchased by check, your sale will not be effected until it has been verified that the check has been honored.


INVOLUNTARY SALES. The Fund reserves the right, on 60 days' notice, to sell the shares of any shareholder (other than shares held in an IRA or 403(b) Custodial Account) whose shares, due to sales by the shareholder, have a value below $500. However, before the Fund sells your shares in this manner, we will notify you and allow you 60 days to make an additional investment in an amount that will increase the value of your account to at least the required amount before the sale is processed.


MONEY MARKET FUND AUTOMATIC SALE PROCEDURES. If you maintain a brokerage account with Morgan Stanley DW or another authorized dealer of Fund shares, you may elect to have your Fund shares automatically sold from your account to satisfy amounts you owe as a result of purchasing securities or other transactions in your brokerage account.

If you elect to participate by notifying Morgan Stanley DW or another authorized dealer of Fund shares, your brokerage account will be scanned each business day prior to the close of business (4:00 p.m. Eastern time). After any cash balances in the account are applied, a sufficient number of Fund shares may be sold to satisfy any amounts you are obligated to pay to Morgan Stanley DW or another authorized dealer of fund shares.

Sales will be effected on the business day before the date you are obligated to make payment, and Morgan Stanley DW or another authorized dealer of Fund shares will receive the sale proceeds on the following day.


EASYINVEST(R). You may invest in shares of certain other Morgan Stanley Funds by subscribing to EASYINVEST(R), an automatic purchase plan that provides for the automatic investment of any amount from $100 to $5,000 in shares of the specified fund. Under EASYINVEST(R), you may direct that a sufficient number of shares of the Fund be automatically sold and the proceeds transferred to Morgan Stanley Trust, on a semi-monthly, monthly or quarterly basis, for investment in shares of the specified fund. Sales of your Fund shares will be made on the business day preceding the investment date and Morgan Stanley Trust will receive the proceeds for investment on the day following the sale date.


MARGIN ACCOUNTS. If you have pledged your Fund shares in a margin account, contact your Morgan Stanley Financial Advisor or other authorized financial representative regarding restrictions on the sale of such shares.

DISTRIBUTIONS

[GRAPHIC]


The Fund passes substantially all of its earnings along to its investors as "distributions." The Fund earns interest from fixed-income investments. These amounts are passed along to Fund shareholders as "income dividend distributions." The Fund may realize capital gains whenever it sells securities for a higher price than it paid for them. These amounts may be passed along as "capital gain distributions." The Investment Manager does not anticipate that there will be significant capital gain distributions.


The Fund declares income dividends payable on each day the New York Stock Exchange is open for business, of all of its daily net income to shareholders of record as of the close of business the preceding business day. Capital gains, if any, are distributed periodically.

Distributions are reinvested automatically in additional shares of the Fund (rounded to the last 1/100 of a share) and automatically credited to your account unless you request in writing that distributions be paid in cash. If you elect the cash option, the Fund will reinvest the additional shares and credit your account during the month, then redeem the credited amount no later than the last business day of the month, and mail a check to you no later than seven business days after the end of the month. No interest will accrue on uncashed checks. If you wish to change how your distributions are paid, your request should be received by the Fund's transfer agent, Morgan Stanley Trust, at least five business days prior to the record date of the distributions.

TAX CONSEQUENCES

[GRAPHIC]

As with any investment, you should consider how your Fund investment will be taxed. The tax information in this PROSPECTUS is provided as general information. You should consult your own tax professional about the tax consequences of an investment in the Fund.

Unless your investment in the Fund is through a tax-deferred retirement account, such as a 401(k) plan or IRA, you need to be aware of the possible tax consequences when the Fund makes distributions.

Your distributions are normally subject to federal and state income tax when they are paid, whether you take them in cash or reinvest them in Fund shares. A distribution also may be subject to local income tax. Any income dividend distributions and any short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned shares in the Fund.

Every January, you will be sent a statement (IRS Form 1099-DIV) showing the taxable distributions paid to you in the previous year. The statement provides information on your dividends and capital gains for tax purposes.


When you open your Fund account, you should provide your social security or tax identification number on your investment application. By providing this information, you will avoid being subject to a federal backup withholding tax on taxable distributions and redemption proceeds (as of the date of this PROSPECTUS this rate is 28%). Any withheld amount would be sent to the IRS as an advance payment of your taxes due on your income for such year.


[SIDENOTE]
TARGETED DIVIDENDS(SM)

YOU MAY SELECT TO HAVE YOUR FUND DISTRIBUTIONS AUTOMATICALLY INVESTED IN ANOTHER MORGAN STANLEY FUND THAT YOU OWN. CONTACT YOUR MORGAN STANLEY FINANCIAL ADVISOR FOR FURTHER INFORMATION ABOUT THIS SERVICE.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund's financial performance for the periods indicated. Certain information reflects financial results for a single Fund share throughout each period. The total returns in the table represent the rate an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions).


The information has been audited by Deloitte & Touche LLP, independent auditors, whose report, along with the Fund's financial statements, is included in the annual report, which is available upon request.


FOR THE YEAR ENDED JANUARY 31,                       2004            2003            2002            2001         2000
SELECTED PER SHARE DATA:

Net asset value, beginning of period               $   1.00        $   1.00        $   1.00        $   1.00     $   1.00
                                                   --------        --------        --------        --------     --------
Net investment income from investment operations      0.004           0.011           0.032           0.056        0.044

Less dividends from net investment income            (0.004)         (0.011)         (0.032)         (0.056)      (0.044)
                                                   --------        --------        --------        --------     --------
Net asset value, end of period                     $   1.00        $   1.00        $   1.00        $   1.00     $   1.00
------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN                                           0.45%           1.06%           3.25%           5.80%        4.48%
------------------------------------------------------------------------------------------------------------------------

RATIOS TO AVERAGE NET ASSETS:

Expenses                                               0.71%(1)        0.74%(1)        0.74%(1)        0.78%        0.84%

Net investment income                                  0.43%(1)        1.03%(1)        3.14%(1)        5.61%        4.34%

SUPPLEMENTAL DATA:

Net assets, end of period, in millions             $  1,269        $  1,340        $  1,257        $  1,243     $  1,081

(1) If the Fund had borne all its expenses that were reimbursed or waived by the Investment Manager, the annualized expense and net investment income ratios would have been as follows:

                         EXPENSE      NET INVESTMENT
  YEAR ENDED              RATIO        INCOME RATIO
  ----------             -------      --------------
  January 31, 2004        0.71%            0.43%
  January 31, 2003        0.76%            1.01%
  January 31, 2002        0.81%            3.07%

NOTES

NOTES

MORGAN STANLEY FUNDS

GLOBAL/INTERNATIONAL FUNDS

European Growth Fund
Fund of Funds--International Portfolio
Global Advantage Fund
Global Dividend Growth Securities
International Fund
International SmallCap Fund
International Value Equity Fund
Japan Fund
Latin American Growth Fund
Pacific Growth Fund

GROWTH FUNDS


Aggressive Equity Fund
American Opportunities Fund

Capital Opportunities Trust
Developing Growth Securities Trust
Growth Fund
KLD Social Index Fund

Nasdaq-100 Index Fund
Small-Mid Special Value Fund

Special Growth Fund

Special Value Fund


GROWTH + INCOME FUNDS

Allocator Fund
Balanced Growth Fund
Balanced Income Fund
Convertible Securities Trust
Dividend Growth Securities

Fund of Funds--Domestic Portfolio

Fundamental Value Fund
Income Builder Fund
Mid-Cap Value Fund
S&P 500 Index Fund
Strategist Fund
Total Market Index Fund
Total Return Trust
Value Fund
Value-Added Market Series--Equity Portfolio

INCOME FUNDS


Federal Securities Trust

High Yield Securities

Limited Duration Fund (NL)

Limited Duration U.S. Treasury Trust
Liquid Asset Fund (MM)

Quality Income Trust

U.S. Government Money Market Trust (MM)
U.S. Government Securities Trust

SPECIALTY FUNDS

Biotechnology Fund
Financial Services Trust
Global Utilities Fund
Health Sciences Trust
Information Fund
Natural Resource Development Securities
Real Estate Fund

Utilities Fund


TAX-FREE INCOME FUNDS

California Tax-Free Daily Income Trust (MM)
California Tax-Free Income Fund
Hawaii Municipal Trust (FSC)
Limited Term Municipal Trust (NL)
Multi-State Municipal Series Trust (FSC)
New York Municipal Money Market Trust (MM)
New York Tax-Free Income Fund
Tax-Exempt Securities Trust
Tax-Free Daily Income Trust (MM)

There may be funds created or terminated after this PROSPECTUS was published. Please consult the inside back cover of a new fund's prospectus for its designation, e.g., Multi-Class Fund or Money Market Fund.

Unless otherwise noted, each listed Morgan Stanley Fund, except for Limited Duration U.S. Treasury Trust, is a Multi-Class Fund. A Multi-Class Fund is a mutual fund offering multiple Classes of shares. The other types of funds are:
NL--No-Load (Mutual) Fund; MM--Money Market Fund; FSC--A mutual fund sold with a front-end sales charge and a distribution (12b-1) fee.

Additional information about the Fund's investments is available in the Fund's ANNUAL and SEMI-ANNUAL REPORTS TO SHAREHOLDERS. The Fund's STATEMENT OF ADDITIONAL INFORMATION also provides additional information about the Fund. The STATEMENT OF ADDITIONAL INFORMATION is incorporated herein by reference (legally is part of this PROSPECTUS). For a free copy of any of these documents, to request other information about the Fund, or to make shareholder inquiries, please call: (800) 869-NEWS


You also may obtain information about the Fund by calling your Morgan Stanley Financial Advisor or by visiting our Internet site at:
www.morganstanley.com/funds

Information about the Fund (including the STATEMENT OF ADDITIONAL INFORMATION) can be viewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, DC. Information about the Reference Room's operations may be obtained by calling the SEC at (202) 942-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site (www.sec.gov) and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the SEC, Washington, DC 20549-0102.

TICKER SYMBOL:
DWGXX


(The Fund's Investment Company Act File No. is 811-3326)

Investments and services offered through Morgan Stanley DW Inc., member SIPC. Morgan Stanley Distributors Inc., member NASD.

(C) 2004 Morgan Stanley


[MORGAN STANLEY LOGO]


CLF NO. 37960PRO-00



                                                     [MORGAN STANLEY FUNDS LOGO]

                                                                  MORGAN STANLEY
                                                                 U.S. GOVERNMENT
                                                              MONEY MARKET TRUST


                                                                    37960 PRO-00


[MORGAN STANLEY LOGO]


                                                                      PROSPECTUS
                                                                  MARCH 30, 2004

STATEMENT OF ADDITIONAL INFORMATION

MARCH 30, 2004



MORGAN STANLEY
U.S. GOVERNMENT
MONEY MARKET TRUST


      This STATEMENT OF ADDITIONAL INFORMATION is not a prospectus. The PROSPECTUS (dated March 30, 2004) for the Morgan Stanley U.S. Government Money Market Trust may be obtained without charge from the Fund at its address or telephone number listed below or from Morgan Stanley DW Inc. at any of its branch offices.


Morgan Stanley
U.S. Government Money Market Trust
1221 Avenue of the Americas
New York, NY 10020
(800) 869-NEWS

TABLE OF CONTENTS


        I.   Fund History                                                                  4
       II.   Description of the Fund and Its Investments and Risks                         4
             A. Classification                                                             4
             B. Investment Strategies and Risks                                            4
             C. Fund Policies/Investment Restrictions                                      6
      III.   Management of the Fund                                                        7
             A. Board of Trustees                                                          7
             B. Management Information                                                     7
             C. Compensation                                                              14
       IV.   Control Persons and Principal Holders of Securities                          16
        V.   Investment Management and Other Services                                     16
             A. Investment Manager                                                        16
             B. Principal Underwriter                                                     17
             C. Services Provided by the Investment Manager                               17
             D. Rule 12b-1 Plan                                                           18
             E. Other Service Providers                                                   20
             F. Codes of Ethics                                                           20
       VI.   Brokerage Allocation and Other Practices                                     20
             A. Brokerage Transactions                                                    20
             B. Commissions                                                               21
             C. Brokerage Selection                                                       21
             D. Directed Brokerage                                                        22
             E. Regular Broker-Dealers                                                    22
      VII.   Capital Stock and Other Securities                                           22
     VIII.   Purchase, Redemption and Pricing of Shares                                   23
             A. Purchase/Redemption of Shares                                             23
             B. Offering Price                                                            23
       IX.   Taxation of the Fund and Shareholders                                        25
        X.   Underwriters                                                                 26
       XI.   Performance Data                                                             26
      XII.   Financial Statements                                                         26
Appendix A   Morgan Stanley Investment Management Proxy Voting Policy and Procedures     A-1

GLOSSARY OF SELECTED DEFINED TERMS

      The terms defined in this glossary are frequently used in this STATEMENT OF ADDITIONAL INFORMATION (other terms used occasionally are defined in the text of the document).

      "CUSTODIAN" -- The Bank of New York.

      "DISTRIBUTOR" -- Morgan Stanley Distributors Inc., a wholly-owned broker-dealer subsidiary of Morgan Stanley.

      "FINANCIAL ADVISORS" -- Morgan Stanley authorized financial services representatives.

      "FUND" -- Morgan Stanley U.S. Government Money Market Trust, a registered open-end investment company.


      "INDEPENDENT TRUSTEES" -- Trustees who are not "interested persons" (as defined by the Investment Company Act of 1940, as amended ("Investment Company Act")) of the Fund.


      "INVESTMENT MANAGER" -- Morgan Stanley Investment Advisors Inc., a wholly-owned investment advisor subsidiary of Morgan Stanley.

      "MORGAN STANLEY & CO." -- Morgan Stanley & Co. Incorporated, a wholly-owned broker-dealer subsidiary of Morgan Stanley.

      "MORGAN STANLEY DW" -- Morgan Stanley DW Inc., a wholly-owned broker-dealer subsidiary of Morgan Stanley.

      "MORGAN STANLEY FUNDS" -- Registered investment companies for which the Investment Manager serves as the investment advisor and that hold themselves out to investors as related companies for investment and investor services.

      "MORGAN STANLEY SERVICES" -- Morgan Stanley Services Company Inc., a wholly-owned fund services subsidiary of the Investment Manager.

      "TRANSFER AGENT" -- Morgan Stanley Trust, a wholly-owned transfer agent subsidiary of Morgan Stanley.

      "TRUSTEES" -- The Board of Trustees of the Fund.

I. FUND HISTORY

      The Fund was organized as a Massachusetts business trust, under a Declaration of Trust, on November 18, 1981, with the name Sears U.S. Government Money Market Trust. On March 21, 1983, the Fund's name was changed to Dean Witter/Sears U.S. Government Money Market Trust. On February 19, 1993, the Fund's name was changed to Dean Witter U.S. Government Money Market Trust. Effective June 22, 1998, the Fund's name was changed to Morgan Stanley Dean Witter U.S. Government Money Market Trust. Effective June 18, 2001, the Fund's name was changed to Morgan Stanley U.S. Government Money Market Trust.

II. DESCRIPTION OF THE FUND AND ITS INVESTMENTS AND RISKS

A. CLASSIFICATION

      The Fund is an open-end, diversified management investment company whose investment objectives are security of principal, high current income and liquidity.

B. INVESTMENT STRATEGIES AND RISKS

      The following discussion of the Fund's investment strategies and risks should be read with the sections of the Fund's PROSPECTUS titled "Principal Investment Strategies" and "Principal Risks."

      REPURCHASE AGREEMENTS. The Fund may invest in repurchase agreements. When cash may be available for only a few days, it may be invested by the Fund in repurchase agreements until such time as it may otherwise be invested or used for payments of obligations of the Fund. These agreements, which may be viewed as a type of secured lending by the Fund, typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell back to the institution, and that the institution will repurchase, the underlying security serving as collateral at a specified price and at a fixed time in the future, usually not more than seven days from the date of purchase. The Fund will accrue interest from the institution until the time when the repurchase is to occur. Although this date is deemed by the Fund to be the maturity date of a repurchase agreement, the maturities of securities subject to repurchase agreements are not subject to any limits.


      While repurchase agreements involve certain risks not associated with direct investments in debt securities, the Fund follows procedures approved by the Trustees, which are designed to minimize such risks. These procedures include effecting repurchase transactions only with large, well-capitalized and well-established financial institutions, whose financial condition will be continuously monitored by the Investment Manager. In addition, the value of the collateral underlying the repurchase agreement will always be at least equal to the resale price which consists of the acquisition price paid to the seller of the securities plus the accrued resale premium which is defined as the amount specified in the repurchase agreement or the daily amortization of the difference between the acquisition price and the resale price specified in the repurchase agreement. Such collateral will consist entirely of securities that are direct obligations of, or that are fully guaranteed as to principal and interest by, the United States or any agency thereof, and/or certificates of deposit, bankers' acceptances which are eligible for acceptance by a Federal Reserve Bank, and, if the seller is a bank, mortgage related securities (as such term is defined in section 3(a)(41) of the Securities Exchange Act of 1934 that, at the time the repurchase agreement is entered into, are rated in the highest rating category by the Requisite NRSROs (as defined under Rule 2a-7 of the Investment Company Act of 1940). Additionally, Upon an Event of Insolvency (as defined under Rule 2a-7) with respect to the seller, the collateral must qualify the repurchase agreement for preferential treatment under a provision of applicable insolvency law providing an exclusion from any automatic stay of creditors' rights against the seller. In the event of a default or bankruptcy by a selling financial institution, the Fund will seek to liquidate such collateral. However, the exercising of the Fund's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss. It is the current policy of the Fund not to invest in repurchase agreements that do not mature within seven days if any such investment, together with any other illiquid assets held by the Fund, amount to more than 10% of its total assets. The Fund's investments in repurchase agreements may at times be substantial when, in the view of the Fund's investment manager, liquidity or other considerations warrant.


      REVERSE REPURCHASE AGREEMENTS. The Fund may also use reverse repurchase agreements as part of its investment strategy. Reverse repurchase agreements involve sales by the Fund of portfolio assets concurrently with an agreement by the Fund to repurchase the same assets at a later date at a fixed price. Generally, the effect of such a transaction is that the Fund can recover all or most of the cash invested in the portfolio securities involved during the term of the reverse repurchase agreement, while it will be able to keep the interest income associated with those portfolio securities. Such transactions are only advantageous if the interest cost to the Fund of the reverse repurchase transaction is less than the cost of obtaining the cash otherwise. Opportunities to achieve this advantage may not always be available, and the Fund intends to use the reverse repurchase technique only when it will be to its advantage to do so. The Fund will establish a segregated account with its custodian bank in which it will maintain cash or cash equivalents or other portfolio securities equal in value to its obligations in respect of reverse repurchase agreements. Reverse repurchase agreements are considered borrowings by the Fund and for purposes other than meeting redemptions may not exceed 5% of the Fund's total assets.

      LENDING PORTFOLIO SECURITIES. The Fund may lend its portfolio securities to brokers, dealers and other financial institutions, provided that the loans are callable at any time by the Fund, and are at all times secured by cash or cash equivalents, which are maintained in a segregated account pursuant to applicable regulations and that are equal to at least 100% of the market value, determined daily, of the loaned securities. The advantage of these loans is that the Fund continues to receive the income on the loaned securities while at the same time earning interest on the cash amounts deposited as collateral, which will be invested in short-term obligations. The Fund will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which its shares are qualified for sale and will not lend more than 10% of the value of its total assets.

      As with any extensions of credit, there are risks of delay in recovery and, in some cases, even loss of rights in the collateral should the borrower of the securities fail financially. However, these loans of portfolio securities will only be made to firms deemed by the Fund's management to be creditworthy and when the income which can be earned from such loans justifies the attendant risks. Upon termination of the loan, the borrower is required to return the securities to the Fund. Any gain or loss in the market price during the loan period would inure to the Fund.

      When voting or consent rights which accompany loaned securities pass to the borrower, the Fund will follow the policy of calling the loaned securities, to be delivered within one day after notice, to permit the exercise of the rights if the matters involved would have a material effect on the Fund's investment in the loaned securities. The Fund will pay reasonable finder's, administrative and custodial fees in connection with a loan of its securities.

      WHEN-ISSUED AND DELAYED DELIVERY SECURITIES. From time to time the Fund may purchase securities on a when-issued or delayed delivery basis. When these transactions are negotiated, the price is fixed at the time of the commitment, but delivery and payment can take place a month or more after the date of commitment. While the Fund will only purchase securities on a when-issued, delayed delivery with the intention of acquiring the securities, the Fund may sell the securities before the settlement date, if it is deemed advisable. The securities so purchased or sold are subject to market fluctuation and no interest or dividends accrue to the purchaser prior to the settlement date.

      At the time the Fund makes the commitment to purchase or sell securities on a when-issued, delayed delivery, it will record the transaction and thereafter reflect the value, each day, of such security purchased, or if a sale, the proceeds to be received, in determining its net asset value. At the time of delivery of the securities, their value may be more or less than the purchase or sale price. An increase in the percentage of the Fund's assets committed to the purchase of securities on a when-issued, delayed delivery may increase the volatility of its net asset value. The Fund will also establish a segregated account on the Fund's books in which it will continually maintain cash or cash equivalents or other liquid portfolio securities equal in value to commitments to purchase securities on a when-issued or delayed delivery basis.

C. FUND POLICIES/INVESTMENT RESTRICTIONS


      The investment objectives, policies and restrictions listed below have been adopted by the Fund as fundamental policies. Under the Investment Company Act, a fundamental policy may not be changed without the vote of a majority of the outstanding voting securities of the Fund. The Investment Company Act defines a majority as the lesser of (a) 67% or more of the shares present at a meeting of shareholders, if the holders of 50% of the outstanding shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding shares of the Fund. For purposes of the following restrictions: (i) all percentage limitations apply immediately after a purchase or initial investment; and (ii) any subsequent change in any applicable percentage resulting from market fluctuations or other changes in total or net assets does not require elimination of any security from the portfolio.


The Fund will:

      1. Seek to provide security of principal, high current income and liquidity.

The Fund MAY not:

      1. Purchase common stocks, preferred stocks, warrants, other equity securities, corporate bonds, municipal bonds or industrial revenue bonds.

      2. Borrow money, except from banks for temporary or emergency purposes, including the meeting of redemption requests which might otherwise require the untimely disposition of securities; or through its transactions in reverse repurchase agreements. Borrowing in the aggregate, including reverse repurchase agreements, may not exceed 20%, and borrowing for purposes other than meeting redemptions may not exceed 5% of the value of the Fund's total assets (including the amount borrowed), less liabilities (not including the amount borrowed) at the time the borrowing is made. Borrowings in excess of 5% will be repaid before additional investments are made.

      3. Pledge, hypothecate, mortgage or otherwise encumber its assets, except in an amount up to 10% of the value of its net assets, but only to secure borrowings for temporary or emergency purposes.

      4.  Sell securities short or purchase securities on margin.

      5.  Write or purchase put or call options.

      6. Underwrite the securities of other issuers or purchase restricted securities except insofar as the Fund may enter into any repurchase or reverse repurchase agreements.

      7. Purchase or sell real estate, real estate investment trust securities, commodities or commodity contracts or oil and gas interests.

      8. Make loans to others, except: (a) by the purchase of qualified debt obligations; (b) lending portfolio securities; and (c) by investment in repurchase agreements referred to above and in the Prospectus.

      9. Issue senior securities as defined in the Act except insofar as the Fund may be deemed to have issued a senior security by reason of: (a) entering into any repurchase or reverse repurchase agreement; (b) borrowing money in accordance with restrictions described above; or (c) lending portfolio securities.

      10. Purchase securities of other investment companies, except in connection with a merger, consolidation, reorganization or acquisition of assets.

      11. Lend its portfolio securities in excess of 10% of its total assets. Any loans of portfolio securities will be made according to guidelines established by the Trustees, including maintenance of cash collateral of the borrower equal at all times to the current market value of the securities loaned.

      Notwithstanding any other investment policy or restriction, the Fund may seek to achieve its investment objective by investing all or substantially all of its assets in another investment company having substantially the same investment objective and policies as the Fund.

III. MANAGEMENT OF THE FUND

A. BOARD OF TRUSTEES

      The Board of Trustees of the Fund oversees the management of the Fund but does not itself manage the Fund. The Trustees review various services provided by or under the direction of the Investment Manager to ensure that the Fund's general investment policies and programs are properly carried out. The Trustees also conduct their review to ensure that administrative services are provided to the Fund in a satisfactory manner.

      Under state law, the duties of the Trustees are generally characterized as a duty of loyalty and a duty of care. The duty of loyalty requires a Trustee to exercise his or her powers in the interest of the Fund and not the Trustee's own interest or the interest of another person or organization. A Trustee satisfies his or her duty of care by acting in good faith with the care of an ordinarily prudent person and in a manner the Trustee reasonably believes to be in the best interest of the Fund and its shareholders.


B. MANAGEMENT INFORMATION

      Effective July 31, 2003, the Board of Directors/Trustees (for ease of reference referred to herein as "Trustees") of the Fund elected Joseph J. Kearns and Fergus Reid to serve as Independent Trustees on the Board of the Fund, thereby consolidating the existing Board of the Fund with the Board of Directors/Trustees of the open-end and closed-end registered investment companies managed by Morgan Stanley Investment Management Inc.

      TRUSTEES AND OFFICERS. The Board of the Fund consists of ten Trustees. These same individuals also serve as directors or trustees for all of the funds advised by the Investment Manager (the "Retail Funds") and certain of the funds advised by Morgan Stanley Investment Management Inc. and Morgan Stanley AIP GP LP (the "Institutional Funds"). Seven Trustees have no affiliation or business connection with the Investment Manager or any of its affiliated persons and do not own any stock or other securities issued by the Investment Manager's parent company, Morgan Stanley. These are the "non-interested" or "Independent" Trustees. The other three Trustees (the "Management Trustees") are affiliated with the Investment Manager.

      The Independent Trustees of the Fund, their age, address, term of office and length of time served, their principal business occupations during the past five years, the number of portfolios in the Fund Complex (defined below) overseen by each Independent Trustee (as of December 31, 2003) and other directorships, if any, held by the Trustees, are shown below. The Fund Complex includes all open-end and closed-end funds (including all of their portfolios) advised by the Investment Manager and any funds that have an investment advisor that is an affiliated person of the Investment Manager (including but not limited to Morgan Stanley Investment Management Inc.).

                                                                                              NUMBER OF
                                                                                              PORTFOLIOS
                                                                                               IN FUND
                            POSITION(S) LENGTH OF                                              COMPLEX
 NAME, AGE AND ADDRESS OF    HELD WITH    TIME            PRINCIPAL OCCUPATION(S) DURING       OVERSEEN   OTHER DIRECTORSHIPS HELD
   INDEPENDENT TRUSTEE      REGISTRANT   SERVED*                  PAST 5 YEARS**              BY TRUSTEE         BY TRUSTEE
--------------------------- ----------- ----------  ----------------------------------------- ---------- --------------------------
Michael Bozic (63)          Trustee     Since       Private Investor; Director or Trustee of     208     Director of Weirton Steel
c/o Kramer Levin Naftalis               April 1994  the Retail Funds (since April 1994) and              Corporation.
& Frankel LLP                                       the Institutional Funds (since
Counsel to the                                      July 2003); formerly Vice Chairman of
Independent Trustees                                Kmart Corporation (December 1998-
919 Third Avenue                                    October 2000), Chairman and Chief
New York, NY                                        Executive Officer of Levitz Furniture
                                                    Corporation (November 1995-
                                                    November 1998) and
                                                    President and Chief
                                                    Executive Officer of Hills
                                                    Department Stores (May
                                                    1991- July 1995); formerly
                                                    variously Chairman, Chief
                                                    Executive Officer,
                                                    President and Chief
                                                    Operating Officer
                                                    (1987-1991) of the Sears
                                                    Merchandise Group of Sears,
                                                    Roebuck & Co.

Edwin J. Garn (71)          Trustee     Since       Director or Trustee of the Retail Funds      208     Director of Franklin Covey
c/o Summit Ventures LLC                 January     (since January 1993) and the                         (time management
1 Utah Center                           1993        Institutional Funds (since July 2003);               systems), BMW Bank of
201 S. Main Street                                  member of the Utah Regional Advisory                 North America, Inc.
Salt Lake City, UT                                  Board of Pacific Corp.; formerly                     (industrial loan
                                                    United States Senator (R-Utah)                       corporation), United
                                                    (1974-1992) and Chairman, Senate                     Space Alliance (joint
                                                    Banking Committee (1980-1986),                       venture between
                                                    Mayor of Salt Lake City, Utah                        Lockheed Martin and the
                                                    (1971-1974), Astronaut, Space Shuttle                Boeing Company) and
                                                    Discovery (April 12-19, 1985), and Vice              Nuskin Asia Pacific
                                                    Chairman, Huntsman Corporation                       (multilevel marketing);
                                                    (chemical company).                                  member of the board of
                                                                                                         various civic and
                                                                                                         charitable organizations.

Wayne E. Hedien (70)        Trustee     Since       Retired; Director or Trustee of the          208     Director of The PMI
c/o Kramer Levin Naftalis               September   Retail Funds (since September 1997)                  Group Inc. (private
& Frankel LLP                           1997        and the Institutional Funds (since                   mortgage insurance);
Counsel to the                                      July 2003); formerly associated with                 Trustee and Vice
Independent Trustees                                the Allstate Companies (1966-1994),                  Chairman of The Field
919 Third Avenue                                    most recently as Chairman of The                     Museum of Natural
New York, NY                                        Allstate Corporation (March 1993-                    History; director of
                                                    December 1994) and Chairman                          various other business
                                                    and Chief Executive Officer of                       and charitable
                                                    its wholly-owned subsidiary, Allstate                organizations.
                                                    Insurance Company (July 1989-December
                                                    1994).


----------

* This is the earliest date the Trustee began serving the Retail Funds. Each Trustee serves an indefinite term, until his or her successor is elected.
** The dates referenced below indicating commencement of service as Director/Trustee for the Retail Funds and the Institutional Funds reflect the earliest date the Director/Trustee began serving the Retail or Institutional Funds as applicable.

                                                                                              NUMBER OF
                                                                                              PORTFOLIOS
                                                                                               IN FUND
                            POSITION(S) LENGTH OF                                              COMPLEX
 NAME, AGE AND ADDRESS OF    HELD WITH    TIME            PRINCIPAL OCCUPATION(S) DURING       OVERSEEN   OTHER DIRECTORSHIPS HELD
   INDEPENDENT TRUSTEE      REGISTRANT   SERVED*                  PAST 5 YEARS**              BY TRUSTEE         BY TRUSTEE
--------------------------- ----------- ----------  ----------------------------------------- ---------- --------------------------
Dr. Manuel H. Johnson (55)  Trustee     Since       Senior Partner, Johnson Smick                208     Director of NVR, Inc.
c/o Johnson Smick                       July 1991   International, Inc., a consulting firm;              (home construction);
International, Inc.                                 Chairman of the Audit Committee and                  Chairman and Trustee of
2099 Pennsylvania                                   Director or Trustee of the Retail Funds              the Financial Accounting
Avenue, N.W.                                        (since July 1991) and the Institutional              Foundation (oversight
Suite 950                                           Funds (since July 2003); Co-Chairman                 organization of the
Washington, D.C.                                    and a founder of the Group of Seven                  Financial Accounting
                                                    Council (G7C), an international                      Standards Board);
                                                    economic commission; formerly Vice                   Director of RBS
                                                    Chairman of the Board of Governors of                Greenwich Capital
                                                    the Federal Reserve System and                       Holdings (financial
                                                    Assistant Secretary of the U.S. Treasury.            holding company).

Joseph J. Kearns (61)       Trustee     Since       President, Kearns & Associates LLC           209     Director of Electro Rent
PMB754                                  July 2003   (investment consulting); Deputy                      Corporation (equipment
23852 Pacific                                       Chairman of the Audit Committee and                  leasing), The Ford Family
Coast Highway                                       Director or Trustee of the Retail Funds              Foundation, and the
Malibu, CA                                          (since July 2003) and the Institutional              UCLA Foundation.
                                                    Funds (since August 1994);
                                                    previously Chairman of the
                                                    Audit Committee of the
                                                    Institutional Funds
                                                    (October 2001- July 2003);
                                                    formerly CFO of the J. Paul
                                                    Getty Trust.

Michael E. Nugent (67)      Trustee     Since       General Partner of Triumph Capital, L.P.,    208     Director of various
c/o Triumph Capital, L.P.               July 1991   a private investment partnership;                    business organizations.
445 Park Avenue                                     Chairman of the Insurance Committee
New York, NY                                        and Director or Trustee of the Retail
                                                    Funds (since July 1991) and
                                                    the Institutional Funds
                                                    (since July 2001); formerly
                                                    Vice President, Bankers
                                                    Trust Company and BT
                                                    Capital Corporation
                                                    (1984-1988).

Fergus Reid (71)            Trustee     Since       Chairman of Lumelite Plastics                209     Trustee and Director of
c/o Lumelite Plastics                   July 2003   Corporation; Chairman of the                         certain investment
Corporation                                         Governance Committee and Director                    companies in the
85 Charles Colman Blvd.                             or Trustee of the Retail Funds (since                JPMorgan Funds
Pawling, NY                                         July 2003) and the Institutional Funds               complex managed by
                                                    (since June 1992).                                   J.P. Morgan Investment
                                                                                                         Management Inc.


----------

* This is the earliest date the Trustee began serving the Retail Funds. Each Trustee serves an indefinite term, until his or her successor is elected.
** The dates referenced below indicating commencement of service as Director/Trustee for the Retail Funds and the Institutional Funds reflect the earliest date the Director/Trustee began serving the Retail or Institutional Funds as applicable.

      The Trustees who are affiliated with the Investment Manager or affiliates of the Investment Manager (as set forth below) and executive officers of the Fund, their term of office and length of time served, their principal business occupations during the past five years, the number of portfolios in the Fund Complex overseen by each Management Trustee (as of December 31, 2003) and the other directorships, if any, held by the Trustee, are shown below.



                                                                                              NUMBER OF
                                                                                              PORTFOLIOS
                                                                                               IN FUND
                            POSITION(S) LENGTH OF                                              COMPLEX
 NAME, AGE AND ADDRESS OF    HELD WITH    TIME            PRINCIPAL OCCUPATION(S) DURING       OVERSEEN   OTHER DIRECTORSHIPS HELD
   INDEPENDENT TRUSTEE      REGISTRANT   SERVED*                  PAST 5 YEARS**              BY TRUSTEE         BY TRUSTEE
--------------------------- ----------- ----------  ----------------------------------------- ---------- --------------------------
Charles A. Fiumefreddo (70) Chairman    Since       Chairman and Director or Trustee of          208     None
c/o Morgan Stanley Trust    of the      July 1991   the Retail Funds (since July 1991) and
Harborside Financial        Board                   the Institutional Funds (since
Center,                     and                     July 2003); formerly Chief Executive
Plaza Two,                  Trustee                 Officer of the Retail Funds (until
Jersey City, NJ                                     September 2002).

James F. Higgins (56)       Trustee     Since       Director or Trustee of the Retail Funds      208     Director of AXA Financial,
c/o Morgan Stanley Trust                June        (since June 2000) and the Institutional              Inc. and The Equitable
Harborside Financial                    2000        Funds (since July 2003); Senior                      Life Assurance Society of
Center,                                             Advisor of Morgan Stanley (since                     the United States
Plaza Two,                                          August 2000); Director of the                        (financial services).
Jersey City, NJ                                     Distributor and Dean Witter Realty Inc.;
                                                    previously President and
                                                    Chief Operating Officer of
                                                    the Private Client Group of
                                                    Morgan Stanley (May 1999-
                                                    August 2000), and President
                                                    and Chief Operating Officer
                                                    of Individual Securities of
                                                    Morgan Stanley (February
                                                    1997-May 1999).

Philip J. Purcell (60)      Trustee     Since       Chairman of the Board of Directors           208     Director of American
1585 Broadway                           April 1994  and Chief Executive Officer of Morgan                Airlines, Inc. and its
New York, NY                                        Stanley and Morgan Stanley DW Inc.;                  parent company, AMR
                                                    Director or Trustee of the Retail Funds              Corporation.
                                                    (since April 1994) and the Institutional
                                                    Funds (since July 2003); Director of the
                                                    Distributor; Chairman of the Board of
                                                    Directors and Chief Executive Officer
                                                    of Novus Credit Services Inc.; Director
                                                    and/or officer of various Morgan
                                                    Stanley subsidiaries.


----------

* This is the earliest date the Trustee began serving the Retail Funds. Each Trustee serves an indefinite term, until his or her successor is elected.
** The dates referenced below indicating commencement of service as Director/Trustee for the Retail Funds and the Institutional Funds reflect the earliest date the Director/Trustee began serving the Retail or Institutional Funds as applicable.

                                     POSITION(S)        LENGTH
   NAME, AGE AND ADDRESS OF          HELD WITH          OF TIME                      PRINCIPAL OCCUPATION(S) DURING
      EXECUTIVE OFFICER              REGISTRANT         SERVED*                             PAST 5 YEARS**
--------------------------------  ---------------  ------------------   --------------------------------------------------------
Mitchell M. Merin (50)            President        Since May 1999       President and Chief Operating Officer of Morgan Stanley
1221 Avenue of the Americas                                             Investment Management Inc.; President, Director and
New York, NY                                                            Chief Executive Officer of the Investment Manager and
                                                                        Morgan Stanley Services; Chairman and Director of the
                                                                        Distributor; Chairman and Director of the Transfer
                                                                        Agent; Director of various Morgan Stanley subsidiaries;
                                                                        President of the Institutional Funds (since July 2003)
                                                                        and President of the Retail Funds (since May 1999);
                                                                        Trustee (since July 2003) and President (since December
                                                                        2002) of the Van Kampen Closed-End Funds; Trustee
                                                                        (since May 1999) and President (since October 2002) of
                                                                        the Van Kampen Open-End Funds.

Barry Fink (49)                   Vice President   Since February 1997  General Counsel (since May 2000) and Managing
1221 Avenue of the Americas       and General                           Director (since December 2000) of Morgan Stanley
New York, NY                      Counsel                               Investment Management; Managing Director (since
                                                                        December 2000), Secretary (since February 1997) and
                                                                        Director (since July 1998) of the Investment Manager
                                                                        and Morgan Stanley Services; Assistant Secretary of
                                                                        Morgan Stanley DW; Vice President of the Institutional
                                                                        Funds (since July 2003); Managing Director, Secretary
                                                                        and Director of the Distributor; previously Secretary
                                                                        of the Retail Funds (February 1997-July 2003);
                                                                        previously Vice President and Assistant General Counsel
                                                                        of the Investment Manager and Morgan Stanley Services
                                                                        (February 1997-December 2001).

Ronald E. Robison (65)            Executive Vice   Since April 2003     Chief Global Operations Officer and Managing Director of
1221 Avenue of the Americas       President and                         Morgan Stanley Investment Management Inc.; Managing
New York, NY                      Principal                             Director of Morgan Stanley & Co. Incorporated; Managing
                                  Executive                             Director of Morgan Stanley; Managing Director, Chief
                                  Officer                               Administrative Officer and Director of the Investment
                                                                        Manager and Morgan Stanley Services; Chief Executive
                                                                        Officer and Director of the Transfer Agent; Managing
                                                                        Director and Director of the Distributor; Executive
                                                                        Vice President and Principal Executive Officer of the
                                                                        Institutional Funds (since July 2003); previously
                                                                        President (March 2001-July 2003) and Director of the
                                                                        Institutional Funds (March 2001-July 2003).

Joseph J. McAlinden (61)          Vice President   Since July 1995      Managing Director and Chief Investment Officer of the
1221 Avenue of the Americas                                             Investment Manager and Morgan Stanley Investment
New York, NY                                                            Management Inc.; Director of the Transfer Agent, Chief
                                                                        Investment Officer of the Van Kampen Funds; Vice
                                                                        President of the Institutional Funds (since July 2003)
                                                                        and the Retail Funds (since July 1995).

Stefanie V. Chang (37)            Vice President   Since July 2003      Executive Director of Morgan Stanley & Co.
1221 Avenue of the Americas                                             Incorporated and Morgan Stanley Investment
New York, NY                                                            Management Inc. and Vice President of the
                                                                        Institutional Funds (since December 1997) and the
                                                                        Retail Funds (since July 2003); formerly practiced law
                                                                        with the New York law firm of Rogers & Wells (now
                                                                        Clifford Chance LLP).


----------

* This is the earliest date the Officer began serving the Retail Funds. Each Officer serves an indefinite term, until his or her successor is elected.
** The dates referenced below indicating commencement of service as an Officer for the Retail and Institutional Funds reflect the earliest date the Officer began serving the Retail or Institutional Funds as applicable.

                                     POSITION(S)        LENGTH
   NAME, AGE AND ADDRESS OF          HELD WITH          OF TIME                      PRINCIPAL OCCUPATION(S) DURING
      EXECUTIVE OFFICER              REGISTRANT         SERVED*                             PAST 5 YEARS**
--------------------------------  ---------------  ------------------   --------------------------------------------------------
Francis J. Smith (38)             Treasurer and    Treasurer since      Executive Director of the Investment Manager and
c/o Morgan Stanley Trust          Chief Financial  July 2003 and Chief  Morgan Stanley Services (since December 2001);
Harborside Financial Center,      Officer          Financial Officer    previously Vice President of the Retail Funds
Plaza Two,                                         since                (September 2002-July 2003); previously Vice President
Jersey City, NJ                                    September 2002       of the Investment Manager and Morgan Stanley
                                                                        Services (August 2000-November 2001) and Senior Manager
                                                                        at PricewaterhouseCoopers LLP (January 1998-August
                                                                        2000).

Thomas F. Caloia (58)             Vice President   Since July 2003      Executive Director (since December 2002) and
c/o Morgan Stanley Trust                                                Assistant Treasurer of the Investment Manager, the
Harborside Financial Center,                                            Distributor and Morgan Stanley Services; previously
Plaza Two,                                                              Treasurer of the Retail Funds (April 1989-July 2003);
Jersey City, NJ                                                         formerly First Vice President of the Investment Manager,
                                                                        the Distributor and Morgan Stanley Services.

Mary E. Mullin (37)               Secretary        Since July 2003      Executive Director of Morgan Stanley & Co.
1221 Avenue of the Americas                                             Incorporated and Morgan Stanley Investment
New York, NY                                                            Management Inc.; Secretary of the Institutional Funds
                                                                        (since June 1999) and the Retail Funds (since July
                                                                        2003); formerly practiced law with the New York law
                                                                        firms of McDermott, Will & Emery and Skadden, Arps,
                                                                        Slate, Meagher & Flom LLP.


----------

* This is the earliest date the Officer began serving the Retail Funds. Each Officer serves an indefinite term, until his or her successor is elected.
** The dates referenced below indicating commencement of service as an Officer for the Retail and Institutional Funds reflect the earliest date the Officer began serving the Retail or Institutional Funds as applicable.

      In addition, the following individuals who are officers of the Investment Manager or its affiliates serve as assistant secretaries of the Fund: A. Thomas Smith III, Sara Badler, Lou Anne D. McInnis, Carsten Otto, Marilyn K. Cranney, Joanne Doldo, Kathleen MacPeak, Elisa Mitchell, Elizabeth Nelson, Sheldon Winicour and Bennett MacDougall.

      For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Fund and in the Family of Investment Companies (Family of Investment Companies includes all of the registered investment companies advised by the Investment Manager, Morgan Stanley Investment Management Inc. and Morgan Stanley AIP GP LP) for the calendar year ended December 31, 2003 is shown below. Messrs. Kearns and Reid began serving as Trustees of the Fund on July 31, 2003.



                                                                             AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES IN
                                                                              ALL REGISTERED INVESTMENT COMPANIES OVERSEEN
                          DOLLAR RANGE OF EQUITY SECURITIES IN THE FUNDBY       TRUSTEE IN FAMILY OF INVESTMENT COMPANIES
     NAME OF TRUSTEE                (AS OF DECEMBER 31, 2003)                           (AS OF DECEMBER 31, 2003)
-----------------------   ------------------------------------------------   ----------------------------------------------
INDEPENDENT:

Michael Bozic                                 None                                          over $100,000
Edwin J. Garn                                 None                                          over $100,000
Wayne E. Hedien                               None                                          over $100,000
Dr. Manuel H. Johnson                         None                                          over $100,000
Joseph J. Kearns                              None                                               None
Michael E. Nugent                             None                                          over $100,000
Fergus Reid                                   None                                         $10,001 - $50,000

INTERESTED:

Charles A. Fiumefreddo                        None                                          over $100,000
James F. Higgins                              None                                          over $100,000
Philip J. Purcell                             None                                          over $100,000



      In addition to the dollar range of equity securities in the Family of Investment Companies as set forth in the table above, certain of the Fund's Directors have chosen to defer compensation from the Fund and the other funds in the Family of Investment Companies, as set forth below under "Compensation." Because such deferred compensation will earn rates of return based on the total return on one or more of the Retail

Funds or Institutional Funds (or portfolios thereof) that are offered as investment options under the deferred compensation plan, the directors who have deferred compensation effectively hold investments in the funds (or portfolios) they have selected as investment options. As of December 31, 2003, Mr. Kearns and Mr. Reid had deferred a total of $430,361 and $600,512, respectively, pursuant to the deferred compensation plan.

      As to each Independent Trustee and his immediate family members, no person owned beneficially or of record securities in an investment advisor or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment advisor or principal underwriter of the Fund.

      INDEPENDENT TRUSTEES AND THE COMMITTEES. Law and regulation establish both general guidelines and specific duties for the Independent Trustees. The Retail Funds seek as Independent Trustees individuals of distinction and experience in business and finance, government service or academia; these are people whose advice and counsel are in demand by others and for whom there is often competition. To accept a position on the Retail Funds' boards, such individuals may reject other attractive assignments because the Retail Funds make substantial demands on their time. All of the Independent Trustees serve as members of the Audit Committee. In addition, three Trustees including two Independent Trustees, serve as members of the Insurance Committee, and three Independent Trustees serve as members of the Governance Committee.

      The Independent Trustees are charged with recommending to the full Board approval of management, advisory and administration contracts, Rule 12b-1 plans and distribution and underwriting agreements; continually reviewing fund performance; checking on the pricing of portfolio securities, brokerage commissions, transfer agent costs and performance, and trading among funds in the same complex; and approving fidelity bond and related insurance coverage and allocations, as well as other matters that arise from time to time. The Independent Trustees are required to select and nominate individuals to fill any Independent Trustee vacancy on the board of any fund that has a Rule 12b-1 plan of distribution. Most of the Retail Funds have a Rule 12b-1 plan.

      The Audit Committee is charged with recommending to the full Board the engagement or discharge of the Funds' independent auditors; directing investigations into matters within the scope of the independent auditors' duties, including the power to retain outside specialists; reviewing with the independent auditors the audit plan and results of the auditing engagement; approving professional services provided by the independent auditors and other accounting firms prior to the performance of the services; reviewing the independence of the independent auditors; considering the range of audit and non-audit fees; reviewing the adequacy of the Funds' system of internal controls; and preparing and submitting Committee meeting minutes to the full Board. The Audit Committee currently consists of Messrs. Bozic, Garn, Hedien, Johnson, Kearns, Nugent and Reid. Messrs. Kearns and Reid were appointed to the Audit Committee on July 31, 2003. During the Fund's fiscal year ended January 31, 2004, the Audit Committee held seven meetings.

      The Boards have a Governance Committee to (i) monitor and make recommendations on corporate governance matters and Board/committee policies and procedures; and (ii) oversee the periodic evaluations of the Board and any committees. The Governance Committee consists of Messrs. Bozic, Reid and Garn. The Governance Committee was established on July 31, 2003. No meetings were held during the Fund's most recent fiscal year end.

      Finally, the Boards have formed an Insurance Committee to review and monitor the insurance coverage maintained by the Fund. The Insurance Committee currently consists of Messrs. Nugent, Fiumefreddo and Hedien. During the Fund's fiscal year ended January 31, 2004, the Insurance Committee held three meetings. The Derivatives Committee was eliminated as of July 31, 2003.

      ADVANTAGES OF HAVING SAME INDIVIDUALS AS TRUSTEES FOR THE RETAIL FUNDS AND INSTITUTIONAL FUNDS. The Independent Trustees and the funds' management believe that having the same Independent Trustees for each of the Retail Funds and Institutional Funds avoids the duplication of effort that would arise from having different groups of individuals serving as Independent Trustees for each of the funds or even of sub-groups of funds. They believe that having the same individuals serve as Independent Trustees of all the Retail Funds and Institutional Funds tends to increase their knowledge and expertise regarding matters which affect the Fund Complex generally and enhances their ability to negotiate on behalf of each fund with the fund's service providers. This arrangement also precludes the possibility of separate groups of Independent Trustees arriving at conflicting decisions regarding operations and management of the funds and avoids the cost and confusion that would likely ensue.

Finally, having the same Independent Trustees serve on all fund boards enhances the ability of each fund to obtain, at modest cost to each separate fund, the services of Independent Trustees, of the caliber, experience and business acumen of the individuals who serve as Independent Trustees of the Retail Funds and Institutional Funds.

      TRUSTEE AND OFFICER INDEMNIFICATION. The Fund's Declaration of Trust provides that no Trustee, Officer, employee or agent of the Fund is liable to the Fund or to a shareholder, nor is any Trustee, Officer, employee or agent liable to any third persons in connection with the affairs of the Fund, except as such liability may arise from his/her or its own bad faith, willful misfeasance, gross negligence or reckless disregard of his/her or its duties. It also provides that all third persons shall look solely to Fund property for satisfaction of claims arising in connection with the affairs of the Fund. With the exceptions stated, the Declaration of Trust provides that a Trustee, officer, employee or agent is entitled to be indemnified against all liability in connection with the affairs of the Fund.

C. COMPENSATION

      Effective August 1, 2003, each Independent Trustee receives an annual retainer fee of $168,000 for serving the Retail Funds and the Institutional Funds. In addition, each Independent Trustee receives $2,000 for attending each of the four quarterly board meetings and two performance meetings that occur each year. The Chairman of the Audit Committee receives an additional annual retainer fee of $60,000. Other Committee Chairmen and the Deputy Chairman of the Audit Committee receive an additional annual retainer fee of $30,000. The aggregate compensation paid to each Independent Trustee is paid by the Retail Funds and the Institutional Funds, and is allocated on a pro rata basis among each of the operational funds/portfolios of the Retail Funds and the Institutional Funds based on the relative net assets of each of the funds/portfolios. Mr. Fiumefreddo receives an annual fee for his services as Chairman of the Boards of the Retail Funds and the Institutional Funds and for administrative services provided to each Board.

      The Fund also reimburses such Trustees for travel and other out-of-pocket expenses incurred by them in connection with attending such meetings. Trustees and officers of the Fund who are employed by the Investment Manager or an affiliated company receive no compensation or expense reimbursement from the Fund for their services as Trustee.

      Prior to August 1, 2003, the Fund paid each Independent Trustee an annual fee of $800 plus a per meeting fee of $50 for meetings of the Board of Trustees, the Independent Trustees or Committees of the Board of Trustees attended by the Trustee (the Fund paid the Chairman of the Audit Committee an additional annual fee of $750, and the Chairmen of the Derivatives and Insurance Committees additional annual fees of $500). With the exception of an Audit Committee Meeting, if a Board meeting and a meeting of the Independent Trustees and/or one or more Committee meetings took place on a single day, the Trustees were paid a single meeting fee by the Fund.

      Effective April 1, 2004, the Fund will begin an unfunded Deferred Compensation Plan (the "Plan") which allows each Independent Trustee to defer payment of all, or a portion, of the fees he or she receives for serving on the Board of Trustees throughout the year. Each eligible Trustee generally may elect to have the deferred amounts credited with a return equal to the total return on one or more of the Retail Funds or Institutional Funds (or portfolios thereof) that are offered as investment options under the Plan. At the Trustee's election, distributions are either in one lump sum payment, or in the form of equal annual installments over a period of five years. The Fund intends that the Deferred Compensation Plan shall be maintained at all times on an unfunded basis for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"). The rights of an eligible Trustee and the beneficiaries to the amounts held under the Deferred Compensation Plan are unsecured and such amounts are subject to the claims of the creditors of the Fund.

      Prior to April 1, 2004, the Institutional Funds maintained a similar unfunded Deferred Compensation Plan (the "Prior Plan") which also allowed each Independent Trustee to defer payment of all, or a portion, of the fees he or she received for serving on the Board of Trustees throughout the year. The Plan amends and supersedes the Prior Plan and all amounts payable under the Prior Plan are now subject to the terms of the Plan (except for amounts due to be paid during the calendar year 2004 which will remain subject to the terms of the Prior Plan).

      The following table shows aggregate compensation paid to the Fund's Trustees from the Fund for the fiscal year ended January 31, 2004. Messrs. Kearns and Reid began serving as Trustee of the Fund on July 31, 2003.



                                FUND COMPENSATION

                                                                               AGGREGATE
                                                                             COMPENSATION
NAME OF TRUSTEE                                                                FROM FUND
---------------                                                              -------------
Michael Bozic(1) (3)                                                            $  1,751
Charles A. Fiumefreddo*(2)                                                         3,688
Edwin J. Garn(1) (3)                                                               1,751
Wayne E. Hedien(1) (2)                                                             1,751
James F. Higgins*                                                                      0
Manuel H. Johnson(1)                                                               2,376
Joseph J. Kearns(1)                                                                1,322
Michael Nugent(1) (2)                                                              2,105
Phillip J. Purcell*                                                                    0
Fergus Reid(1) (3)                                                                 1,322


----------

(*) Messrs. Fiumefreddo, Higgins and Purcell are deemed to be "interested persons" of the Fund as that term is defined in the Investment Company Act.
(1) Member of the Audit Committee. Dr. Johnson is the Chairman of the Audit Committee and Mr. Kearns is the Deputy Chairman of the Audit Committee.
(2) Member of the Insurance Committee. Mr. Nugent is the Chairman of the Insurance Committee.
(3) Member of the Governance Committee. Mr. Reid is the Chairman of the Governance Committee.

      The following table shows aggregate compensation paid to each of the Fund's Trustees by the Fund Complex (which includes all of the Retail and Institutional Funds) for the calendar year ended December 31, 2003. Because the funds in the Fund Complex have different fiscal year ends, the amounts shown in this table are presented on a calendar-year basis. Messrs. Bozic, Fiumefreddo, Garn, Hedien, Johnson, Higgins and Purcell began serving as Trustees of the Institutional Funds on July 31, 2003, and served as Trustees of the Retail Funds during the calendar year ended December 31, 2003. Messrs. Kearns and Reid began serving as Trustees of the Retail Funds on July 31, 2003, and served as Trustees of the Institutional Funds during the calendar year ended December 31, 2003. Mr. Nugent served as Trustee of both the Institutional Funds and the Retail Funds during the calendar year ended December 31, 2003.

                       CASH COMPENSATION FROM FUND COMPLEX



                                                   NUMBER OF PORTFOLIOS
                                                   IN THE FUND COMPLEX     TOTAL COMPENSATION
                                                        FROM WHICH            FROM THE FUND
                                                   THE TRUSTEE RECEIVED      COMPLEX PAYABLE
NAME OF TRUSTEE                                        COMPENSATION            TO TRUSTEES
---------------                                    --------------------    -------------------
Michael Bozic                                               208                $  164,400
Charles A. Fiumefreddo                                      208                   360,000
Edwin J. Garn                                               208                   164,400
Wayne E. Hedien                                             208                   164,300
James F. Higgins                                            208                         0
Dr. Manuel H. Johnson                                       208                   228,213
Joseph J. Kearns(1)                                         209                   161,168
Michael E. Nugent                                           208                   272,691
Phillip J. Purcell                                          208                         0
Fergus Reid(1)                                              209                   143,757


----------

(1) Includes amounts deferred at the election of the Trustees under the Prior Plan. The total amounts of deferred compensation (including interest) payable or accrued by Messrs. Kearns and Reid are $430,361 and $600,512, respectively.

      Prior to December 31, 2003, 49 of the Retail Funds (the "Adopting Funds"), including the Fund, had adopted a retirement program under which an Independent Trustee who retired after serving for at least five years as an Independent Trustee of any such fund (an "Eligible Trustee") would have been entitled to retirement payments based on factors such as length of service, upon reaching the eligible retirement age. On December 31, 2003, the amount of accrued retirement benefits for each Eligible Director was frozen, and will be payable, together with a return of 8% per annum, at or following each such Eligible Trustee's retirement as shown in the table below.

      The following table illustrates the retirement benefits accrued to the Fund's Independent Trustees by the Fund for the fiscal year ended January 31, 2004 and by the 49 Retail Funds for the calendar year ended December 31, 2003, and the estimated retirement benefits for the Independent Trustees from the Fund as of the fiscal year ended January 31, 2004 and from the 49 Retail Funds for each calendar year following retirement. Messrs. Kearns and Reid did not participate in the retirement program.



                                         RETIREMENT BENEFITS ACCRUED AS         ESTIMATED ANNUAL BENEFITS UPON
                                                FUND EXPENSES                           RETIREMENT(1)
                                         ------------------------------        ---------------------------------
                                                        BY ALL ADOPTING                        FROM ALL ADOPTING
NAME OF INDEPENDENT TRUSTEE              BY THE FUND         FUNDS             FROM THE FUND         FUNDS
---------------------------              -----------    ---------------        -------------   -----------------
Michael Bozic                               $ 404          $ 19,842              $   967           $ 47,838
Edwin J. Garn                                 689            35,306                  967             47,877
Wayne E. Hedien                               790            38,649                  823             40,839
Dr. Manuel H. Johnson                         399            20,125                1,420             70,050
Michael E. Nugent                             709            36,265                1,269             62,646


----------

(1) Total compensation accrued under the retirement plan, together with a return of 8% per annum, will be paid annually commencing upon retirement and continuing for the remainder of the Trustee's life.


IV. CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES


      As of March 1, 2004, no shareholder was known to own beneficially or of record as much as 5% of the outstanding shares of the Fund. The percentage ownership of shares of the Fund changes from time to time depending on purchases and redemptions by shareholders and the total number of shares outstanding.


      As of the date of this STATEMENT OF ADDITIONAL INFORMATION, the aggregate number of shares of beneficial interest of the Fund owned by the Fund's officers and Trustees as a group was less than 1% of the Fund's shares of beneficial interest outstanding.

V. INVESTMENT MANAGEMENT AND OTHER SERVICES

A. INVESTMENT MANAGER

      The Investment Manager to the Fund is Morgan Stanley Investment Advisors Inc., a Delaware corporation, whose address is 1221 Avenue of the Americas, New York, NY 10020. The Investment Manager is a wholly-owned subsidiary of Morgan Stanley, a Delaware corporation. Morgan Stanley is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.


      Pursuant to an Investment Management Agreement (the "Management Agreement") with the Investment Manager, the Fund has retained the Investment Manager to provide administrative services and to manage the investment of the Fund's assets, including the placing of orders for the purchase and sale of portfolio securities. The Fund pays the Investment Manager monthly compensation calculated daily by applying the following annual rates to the net assets of the Fund, determined as of the close of business on every business day: 0.50% of the portion of the daily net assets not exceeding $500 million; 0.425% of the portion of the daily net assets exceeding $500 million but not exceeding $750 million; 0.375% of the portion of the daily net assets exceeding $750 million but not exceeding $1 billion; 0.35% of the portion of the daily net assets exceeding $1 billion but not exceeding $1.5 billion; 0.325% of the portion of the daily net assets exceeding $1.5 billion but not exceeding $2 billion; 0.30% of the portion of the daily net assets exceeding $2 billion but not exceeding $2.5 billion; 0.275% of the portion of the daily net assets exceeding $2.5 billion but not exceeding $3 billion; and 0.25% of the portion of the daily net assets exceeding $3 billion.

      For the fiscal years ended January 31, 2002, 2003 and 2004, the Investment Manager accrued total compensation under the Management Agreement in the amounts of $5,143,997, $5,541,567 and $5,595,801, respectively. However, during this period the Investment Manager had undertaken to assume operating expenses and/or waive the compensation provided for in its Management Agreement to the extent necessary to maintain such expenses and compensation at 0.75% of the Fund's daily net assets on an annualized basis. Taking into account this waiver/assumption of expenses, the total compensation paid under the Management Agreement during the fiscal years ended January 31, 2002, 2003 and 2004 were $4,407,110, $5,275,915 and $5,593,845, respectively.


      The Investment Manager has retained its wholly-owned subsidiary, Morgan Stanley Services, to perform administrative services for the Fund.

      In approving the Management Agreement, the Board of Trustees, including the Independent Trustees, considered the nature, quality and scope of the services provided by the Investment Manager, the performance, fees and expenses of the Fund compared to other similar investment companies, the Investment Manager's expenses in providing the services, the profitability of the Investment Manager and its affiliated companies and other benefits they derive from their relationship with the Fund and the extent to which economies of scale are shared with the Fund. The Independent Trustees met with and reviewed reports from third parties about the foregoing factors and changes, if any, in such items since the preceding year's deliberations. The Independent Trustees noted their confidence in the capability and integrity of the senior management and staff of the Investment Manager and the financial strength of the Investment Manager and its affiliated companies. The Independent Trustees weighed the foregoing factors in light of the advice given to them by their legal counsel as to the law applicable to the review of investment advisory contracts. Based upon its review, the Board of Trustees, including all of the Independent Trustees, determined, in the exercise of its business judgment, that approval of the Management Agreement was in the best interests of the Fund and its shareholders.

B. PRINCIPAL UNDERWRITER

      The Fund's principal underwriter is the Distributor (which has the same address as the Investment Manager). In this capacity, the Fund's shares are distributed by the Distributor. The Distributor has entered into a selected dealer agreement with Morgan Stanley DW, which through its own sales organization sells shares of the Fund. In addition, the Distributor may enter into similar agreements with other selected broker-dealers. The Distributor, a Delaware corporation, is a wholly-owned subsidiary of Morgan Stanley.

      The Fund and the Distributor have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. Under the Distribution Agreement, the Distributor uses its best efforts in rendering services to the Fund, but in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations, the Distributor is not liable to the Fund or any of its shareholders for any error of judgment or mistake of law or for any act or omission or for any losses sustained by the Fund or its shareholders.

C. SERVICES PROVIDED BY THE INVESTMENT MANAGER

      The Investment Manager manages the investment of the Fund's assets, including the placing of orders for the purchase and sale of portfolio securities. The Investment Manager obtains and evaluates the information and advice relating to the economy, securities markets, and specific securities as it considers necessary or useful to continuously manage the assets of the Fund in a manner consistent with its investment objectives.

      Under the terms of the Management Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, the office space, facilities, equipment, clerical help, bookkeeping and certain legal services as the Fund may reasonably require in the conduct of its business, including the preparation of prospectuses, proxy statements and reports required to be filed with federal and state securities commissions (except insofar as the participation or assistance of independent auditors and attorneys is, in the opinion of the Investment Manager, necessary or desirable). The Investment Manager also bears the cost of telephone service, heat, light, power and other utilities provided to the Fund.

      Expenses not expressly assumed by the Investment Manager under the Management Agreement or by the Distributor, will be paid by the Fund. These expenses include, but are not limited to: expenses of the Plan of Distribution pursuant to Rule 12b-1; charges and expenses of any registrar, custodian, stock transfer and dividend disbursing agent; brokerage commissions; taxes; engraving and printing share certificates; registration costs of the Fund and its shares under federal and state securities laws; the cost and expense of printing, including typesetting, and distributing prospectuses of the Fund and supplements thereto to the Fund's shareholders; all expenses of shareholders' and Trustees' meetings and of preparing, printing and mailing of proxy statements and reports to shareholders; fees and travel expenses of Trustees or members of any advisory board or committee who are not employees of the Investment Manager or any corporate affiliate of the Investment Manager; all expenses incident to any dividend, withdrawal or redemption options; charges and expenses of any outside service used for pricing of the Fund's shares; fees and expenses of legal counsel, including counsel to the Trustees who are not interested persons of the Fund or of the Investment Manager (not including compensation or expenses of attorneys who are employees of the Investment Manager); fees and expenses of the Fund's independent auditors; membership dues of industry associations; interest on Fund borrowings; postage; insurance premiums on property or personnel (including officers and Trustees) of the Fund which inure to its benefit; extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification relating thereto); and all other costs of the Fund's operation.

      The Management Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Investment Manager is not liable to the Fund or any of its investors for any act or omission by the Investment Manager or for any losses sustained by the Fund or its investors.


      The Management Agreement will remain in effect from year to year, provided continuance of the Management Agreement is approved at least annually by the vote of the holders of a majority, as defined in the Investment Company Act, of the outstanding shares of the Fund, or by the Trustees; provided that in either event such continuance is approved annually by the vote of a majority of the Independent Trustees.


D. RULE 12b-1 PLAN

      In accordance with a Plan of Distribution pursuant to Rule 12b-1 under the Investment Company Act between the Fund and the Distributor, the Distributor provides certain services in connection with the promotion of sales of Fund shares (the "Plan").

      The Plan provides that the Distributor bears the expense of all promotional and distribution related activities on behalf of the Fund, except for expenses that the Trustees determine to reimburse, as described below. The following activities and services may be provided by the Distributor under the
Plan: (1) compensation to and expenses of Morgan Stanley DW's and other selected Broker-Dealers' Financial Advisors and other employees, including overhead and telephone expenses; (2) sales incentives and bonuses to sales representatives and to marketing personnel in connection with promoting sales of the Fund's shares; (3) expenses incurred in connection with promoting sales of the Fund's shares; (4) preparing and distributing sales literature; and (5) providing advertising and promotional activities, including direct mail solicitation and television, radio, newspaper, magazine and other media advertisements.

      The Investment Manager compensates Financial Advisors at a maximum annual rate of 0.025% of the value of shares of the Fund acquired by exchange from a Morgan Stanley Open-end Fund provided that the shares exchanged would otherwise have been eligible for the payment of a retention fee. Such eligible shares must have been held for at least one year. Shares owned in variable annuities, closed-end fund shares held in 401(k) plans where the Transfer Agent or Morgan Stanley's Retirement Plan Services is either recordkeeper or trustee are not eligible for a retention fee.

      The retention fees are paid by the Investment Manager from its own assets, which may include profits from investment management fees payable under the Management Agreement, as well as from borrowed funds.

      Morgan Stanley DW's Financial Advisors are paid an annual residual commission, currently a residual of up to 0.10% of the current value of the respective accounts for which they are the Financial Advisors of record. The residual is a charge which reflects residual commissions paid by Morgan Stanley DW to its Financial Advisors and Morgan Stanley DW's expenses associated with the servicing of shareholders' accounts, including the expenses of operating Morgan Stanley DW's branch offices in connection with the servicing of shareholders' accounts, which expenses include lease costs, the salaries and employee benefits of operations and sales support personnel, utility costs, communications costs and the costs of stationery and supplies and other expenses relating to branch office serving of shareholder accounts.

      The Fund is authorized to reimburse specific expenses incurred or to be incurred in promoting the distribution of the Fund's shares. Reimbursement is made through payments at the end of each month. The amount of each monthly payment may in no event exceed an amount equal to a payment at the annual rate of 0.15 of 1% of the Fund's average daily net assets during the month. No interest or other financing charges will be incurred for which reimbursement payments under the Plan will be made. In addition, no interest charges, if any, incurred on any distribution expense incurred by the Distributor or other selected dealers pursuant to the Plan, will be reimbursable under the Plan. In the case of all expenses other than expenses representing a residual to Financial Advisors, such amounts shall be determined at the beginning of each calendar quarter by the Trustees, including a majority of the Independent 12b-1 Trustees. Expenses representing a residual to Financial Advisors may be reimbursed without prior determination. In the event that the Distributor proposes that monies shall be reimbursed for other than such expenses, then in making quarterly determinations of the amounts that may be expended by the Fund, the Investment Manager provides and the Trustees review a quarterly budget of projected incremental distribution expenses to be incurred on behalf of the Fund, together with a report explaining the purposes and anticipated benefits of incurring such expenses. The Trustees determine which particular expenses, and the portions thereof, that may be borne by the Fund, and in making such a determination shall consider the scope of the Distributor's commitment to promoting the distribution of the Fund's shares.


      The Fund reimbursed $1,269,996 to the Distributor pursuant to the Plan which amounted to 0.10% of the Fund's average daily net assets for the fiscal year ended January 31, 2004. Based upon the total amounts spent by the Distributor during the period, it is estimated that the amount paid by the Fund to the Distributor for distribution was spent in approximately the following ways: (i) advertising -- $-0-; (ii) printing and mailing PROSPECTUSES to other than current shareholders -- $-0-; (iii) compensation to underwriters -- $-0-;
(iv) compensation to dealers -- $-0-; (v) compensation to sales personnel -- $-0-; and (vi) other, which includes payments to Morgan Stanley DW for expenses substantially all of which relate to compensation of sales personnel and associated overhead expenses -- $1,269,996. No payments under the Plan were made for interest, carrying or other financing charges.


      Under the Plan, the Distributor uses its best efforts in rendering services to the Fund, but in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations, the Distributor is not liable to the Fund or any of its shareholders for any error of judgment or mistake of law or for any act or omission or for any losses sustained by the Fund or its shareholders.


      Under the Plan, the Distributor provides the Fund, for review by the Trustees, and the Trustees review, promptly after the end of each calendar quarter, a written report regarding the incremental distribution expenses incurred on behalf of the Fund during such calendar quarter, which report includes (1) an itemization of the types of expenses and the purposes therefore;
(2) the amounts of such expenses; and (3) a description of the benefits derived by the Fund.


      No interested person of the Fund nor any Independent Trustee has any direct financial interest in the operation of the Plan except to the extent that the Distributor, the Investment Manager, Morgan Stanley DW, Morgan Stanley Services or certain of their employees may be deemed to have such an interest as a result of benefits derived from the successful operation of the Plan or as a result of receiving a portion of the amounts expended thereunder by the Fund.


      On an annual basis, the Trustees, including a majority of the Independent Trustees, consider whether the Plan should be continued. Prior to approving the most recent continuation of the Plan, the Trustees requested and received from the Distributor and reviewed all the information which they deemed necessary to arrive at an informed determination. In making their determination to continue the Plan, the Trustees considered: (1) the Fund's experience under the Plan and whether such experience indicates that the Plan is operating as anticipated; (2) the benefits the Fund had obtained, was obtaining and would be likely to obtain under the Plan, including that: (a) the Plan is essential in order to implement the Fund's method of distribution and to enable the Fund to continue to grow and avoid a pattern of net redemptions which, in turn, are essential for effective investment management; and (b) without the reimbursement of distribution and account maintenance expenses of Morgan Stanley DW's branch offices made possible by the 12b-1 fees, Morgan Stanley DW could not establish and maintain an effective system for distribution, servicing of Fund shareholders and maintenance of shareholder accounts; and (3) what services had been provided and were continuing to be provided under the Plan to the Fund and its shareholders. Based upon their review, the Trustees, including each of the Independent Trustees, determined that continuation of the Plan would be in the best interest of the Fund and would have a reasonable likelihood of continuing to benefit the Fund and its shareholders.

      The Plan may not be amended to increase materially the amount to be spent for the services described therein without approval by the shareholders of the Fund, and all material amendments to the Plan must also be approved by the Trustees. The Plan may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the Fund (as defined in the Investment Company Act) on not more than 30 days' written notice to any other party to the Plan. So long as the Plan is in effect, the election and nomination of Independent Trustees shall be committed to the discretion of the Independent Trustees.


E. OTHER SERVICE PROVIDERS

(1) TRANSFER AGENT/DIVIDEND-PAYING AGENT

      Morgan Stanley Trust is the transfer agent for the Fund's shares and the Dividend Disbursing Agent for payment of dividends and distributions on Fund shares and Agent for shareholders under various investment plans. The principal business address of the Transfer Agent is Harborside Financial Center, Plaza Two, 2nd Floor, Jersey City, NJ 07311.

(2) CUSTODIAN AND INDEPENDENT AUDITORS


      The Bank of New York, 100 Church Street, New York, NY 10286, is the Custodian for the Fund's assets. Any of the Fund's cash balances with the Custodian in excess of $100,000 are unprotected by federal deposit insurance. These balances may, at times, be substantial.

      Deloitte & Touche LLP, Two World Financial Center, New York, NY 10281, serves as the independent auditors of the Fund. The independent auditors are responsible for auditing the annual financial statements of the Fund.


(3) AFFILIATED PERSONS

      The Transfer Agent is an affiliate of the Investment Manager and the Distributor. As Transfer Agent and Dividend Disbursing Agent, the Transfer Agent's responsibilities include maintaining shareholder accounts, disbursing cash dividends and reinvesting dividends, processing account registration changes, handling purchase and redemption transactions, mailing prospectuses and reports, mailing and tabulating proxies, processing share certificate transactions, and maintaining shareholder records and lists. For these services, the Transfer Agent receives a per shareholder account fee from the Fund and is reimbursed for its out-of-pocket expenses in connection with such services.

F. CODES OF ETHICS

      The Fund, the Investment Manager and the Distributor have each adopted a Code of Ethics pursuant to Rule 17j-1 under the Investment Company Act. The Codes of Ethics are designed to detect and prevent improper personal trading. The Codes of Ethics permit personnel subject to the Codes to invest in securities, including securities that may be purchased, sold or held by the Fund, subject to a number of restrictions and controls including prohibitions against purchases of securities in an Initial Public Offering and a preclearance requirement with respect to personal securities transactions.

VI. BROKERAGE ALLOCATION AND OTHER PRACTICES

A. BROKERAGE TRANSACTIONS

      Subject to the general supervision of the Trustees, the Investment Manager is responsible for decisions to buy and sell securities for the Fund, the selection of brokers and dealers to effect the transactions, and the negotiation of brokerage commissions, if any. Purchases and sales of portfolio securities are normally transacted through issuers, underwriters or major dealers in U.S. government securities acting as principals. Such transactions are made on a net basis and do not involve payment of brokerage commissions. The cost of securities purchased from an underwriter usually includes a commission paid by the issuer to the underwriters; transactions with dealers normally reflect the spread between bid and asked prices.


      During the fiscal years ended January 31, 2002, 2003 and 2004, the Fund paid no such brokerage commissions or concessions.


B. COMMISSIONS

      Pursuant to an order of the SEC, the Fund may effect principal transactions in certain money market instruments with Morgan Stanley DW. The Fund will limit its transactions with Morgan Stanley DW to U.S. government and Government Agency Securities. The transactions will be effected with Morgan Stanley DW only when the price available from Morgan Stanley DW is better than that available from other dealers.


      During the fiscal years ended January 31, 2002, 2003 and 2004, the Fund did not effect any principal transactions with Morgan Stanley DW.


      Brokerage transactions in securities listed on exchanges or admitted to unlisted trading privileges may be effected through Morgan Stanley DW, Morgan Stanley & Co. and other affiliated brokers and dealers. In order for an affiliated broker or dealer to effect any portfolio transactions on an exchange for the Fund, the commissions, fees or other remuneration received by the affiliated broker or dealer must be reasonable and fair compared to the commissions, fees or other remuneration paid to other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time. This standard would allow the affiliated broker or dealer to receive no more than the remuneration which would be expected to be received by an unaffiliated broker in a commensurate arm's-length transaction. Furthermore, the Trustees, including the Independent Trustees, have adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to an affiliated broker or dealer are consistent with the foregoing standard. The Fund does not reduce the management fee it pays to the Investment Manager by any amount of the brokerage commissions it may pay to an affiliated broker or dealer.


      During the fiscal years ended January 31, 2002, 2003 and 2004, the Fund paid no brokerage commissions to an affiliated broker or dealer.


C. BROKERAGE SELECTION

      The policy of the Fund regarding purchases and sales of securities for its portfolio is that primary consideration will be given to obtaining the most favorable prices and efficient executions of transactions.

      In seeking to implement the Fund's policies, the Investment Manager effects transactions with those brokers and dealers who the Investment Manager believes provide the most favorable prices and are capable of providing efficient executions. If the Investment Manager believes the prices and executions are obtainable from more than one broker or dealer, it may give consideration to placing portfolio transactions with those brokers and dealers who also furnish research and other services to the Fund or the Investment Manager. The services may include, but are not limited to, any one or more of the following: information as to the availability of securities for purchase or sale; statistical or factual information or opinions pertaining to investment; wire services; and appraisals or evaluations of portfolio securities. The information and services received by the Investment Manager from brokers and dealers may be of benefit to them and any of their asset management affiliates in the management of accounts of some of their other clients and may not in all cases benefit the Fund directly. While the receipt of such information and services is useful in varying degrees and would generally reduce the amount of research or services otherwise performed by the Investment Manager and thereby reduce its expenses, it is of indeterminable value and the Fund does not reduce the management fee it pays to the Investment Manager by any amount that may be attributable to the value of such services.

      Subject to the principle of obtaining best price and execution, the Investment Manager may consider a broker-dealer's sales of shares of the Fund as a factor in selecting from among those broker-dealers qualified to provide comparable prices and execution on the Fund's portfolio transactions. The Fund does not, however, require a broker-dealer to sell shares of the Fund in order for it to be considered to execute portfolio transactions, and will not enter into any arrangement whereby a specific amount or percentage of the Fund's transactions will be directed to a broker which sells shares of the Fund to customers. The Trustees review, periodically, the allocation of brokerage orders to monitor the operation of these policies.

      The Investment Manager and certain of its affiliates currently serves as investment manager to a number of clients, including other investment companies, and may in the future act as investment manager or advisor to others. It is the practice of the Investment Manager and its affiliates to cause purchase and sale transactions to be allocated among clients whose assets they manage (including the Fund) in such manner as they deem equitable. In making such allocations among the Fund and other client accounts, various factors may be considered, including the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held and the opinions of the persons responsible for managing the portfolios of the Fund and other client accounts. The Investment Manager and its affiliates may operate one or more order placement facilities and each facility will implement order allocation in accordance with the procedures described above. From time to time, each facility may transact in a security at the same time as other facilities are trading in that security.

D. DIRECTED BROKERAGE


      During the fiscal year ended January 31, 2004, the Fund did not pay any brokerage commissions to brokers because of research services provided.


E. REGULAR BROKER-DEALERS


      During the fiscal year ended January 31, 2004, the Fund did not purchase securities issued by brokers or dealers that were among the ten brokers or the ten dealers which executed transactions for or with the Fund in the largest dollar amounts during the year. At January 31, 2004, the Fund did not own any securities issued by any of such issuers.


VII. CAPITAL STOCK AND OTHER SECURITIES

      The shareholders of the Fund are entitled to a full vote for each full share of beneficial interest held. The Fund is authorized to issue an unlimited number of shares of beneficial interest. All shares of beneficial interest of the Fund are of $0.01 par value and are equal as to earnings, assets and voting privileges.

      The Fund's Declaration of Trust permits the Trustees to authorize the creation of additional series of shares (the proceeds of which would be invested in separate, independently managed portfolios) and additional Classes of shares within any series. The Trustees have not presently authorized any such additional series or Classes of shares other than as set forth in the PROSPECTUS.


      The Fund is not required to hold annual meetings of shareholders and in ordinary circumstances the Fund does not intend to hold such meetings. The Trustees may call special meetings of shareholders for action by shareholder vote as may be required by the Investment Company Act or the Declaration of Trust. Under certain circumstances, the Trustees may be removed by the actions of the Trustees. In addition, under certain circumstances, the shareholders may call a meeting to remove the Trustees and the Fund is required to provide assistance in communicating with shareholders about such a meeting. The voting rights of shareholders are not cumulative, so that holders of more than 50% of the shares voting can, if they choose, elect all Trustees being selected, while the holders of the remaining shares would be unable to elect any Trustees.


      Under Massachusetts law, shareholders of a business trust may, under certain limited circumstances, be held personally liable as partners for the obligations of the Fund. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Fund, requires that notice of such Fund obligations include such disclaimer, and provides for indemnification out of the Fund's property for any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations. Given the above limitations on shareholder personal liability, and the nature of the Fund's assets and operations, the possibility of the Fund being unable to meet its obligations is remote and thus, in the opinion of Massachusetts counsel to the Fund, the risk to Fund shareholders of personal liability is remote.

      All of the Trustees, except for James F. Higgins, Joseph J. Kearns and Fergus Reid, have been elected by the shareholders of the Fund, most recently at a Special Meeting of Shareholders held on May 21, 1997. The Trustees themselves have the power to alter the number and the terms of office of the Trustees (as provided for in the Declaration of Trust), and they may at any time lengthen or shorten their own terms or make their terms of unlimited duration and appoint their own successors, provided that always at least a majority of the Trustees has been elected by the shareholders of the Fund.


VIII. PURCHASE, REDEMPTION AND PRICING OF SHARES

A. PURCHASE/REDEMPTION OF SHARES

      Information concerning how Fund shares are offered to the public (and how they are redeemed and exchanged) is provided in the Fund's PROSPECTUS.

      TRANSFER AGENT AS AGENT. With respect to the redemption or repurchase of Fund shares, the application of proceeds to the purchase of new shares in the Fund or any other Morgan Stanley Funds and the general administration of the exchange privilege, the Transfer Agent acts as agent for the Distributor and for the shareholder's authorized broker-dealer, if any, in the performance of such functions. With respect to exchanges, redemptions or repurchases, the Transfer Agent shall be liable for its own negligence and not for the default or negligence of its correspondents or for losses in transit. The Fund is not liable for any default or negligence of the Transfer Agent, the Distributor or any authorized broker-dealer.

      The Distributor and any authorized broker-dealer have appointed the Transfer Agent to act as their agent in connection with the application of proceeds of any redemption of Fund shares to the purchase of shares of any other Morgan Stanley Fund and the general administration of the exchange privilege. No commission or discounts will be paid to the Distributor or any authorized broker-dealer for any transaction pursuant to the exchange privilege.

      REDEMPTIONS. A check drawn by a shareholder against his or her account in the Fund constitutes a request for redemption of a number of shares sufficient to provide proceeds equal to the amount of the check. Payment of the proceeds will normally be made on the next business day after receipt by the Transfer Agent of the check in proper form. If a check is presented for payment to the Transfer Agent by a shareholder or payee in person, the Transfer Agent will make payment by means of a check drawn on the Fund's account or, in the case of a shareholder payee, to the shareholder's predesignated bank account, but will not make payment in cash.

      OUTSIDE BROKERAGE ACCOUNTS. If a shareholder wishes to maintain his or her fund account through a brokerage company other than Morgan Stanley DW, he or she may do so only if the Distributor has entered into a selected dealer agreement with that brokerage company. Accounts maintained through a brokerage company other than Morgan Stanley DW may be subject to certain restrictions on subsequent purchases and exchanges. Please contact your brokerage company or the Transfer Agent for more information.

B. OFFERING PRICE

      The price of Fund shares, called "net asset value," is based on the value of the Fund's portfolio securities.

      The Fund utilizes the amortized cost method in valuing its portfolio securities for purposes of determining the net asset value of its shares. The Fund utilizes the amortized cost method in valuing its portfolio securities even though the portfolio securities may increase or decrease in market value, generally in connection with changes in interest rates. The amortized cost method of valuation involves valuing a security at its cost at the time of purchase adjusted by a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Fund would receive if it sold the investment. During such periods, the yield to investors in the Fund may differ somewhat from that obtained in a similar company which uses market-to-market values for all of its portfolio securities. For example, if the use of amortized cost resulted in a lower (higher) aggregate portfolio value on a particular day, a prospective investor in the Fund would be able to obtain a somewhat higher (lower) yield than would result from investment in such a similar company and existing investors would receive less
(more) investment income. The purpose of this method of calculation is to facilitate the maintenance of a constant net asset value per share of $1.00.

      The use of the amortized cost method to value the portfolio securities of the Fund and the maintenance of the per share net asset value of $1.00 is permitted pursuant to Rule 2a-7 of the Act (the "Rule") and is conditioned on its compliance with various conditions contained in the Rule including: (a) the Trustees are obligated, as a particular responsibility within the overall duty of care owed to the Fund's shareholders, to establish procedures reasonably designed, taking into account current market conditions and the Fund's investment objectives, to stabilize the net asset value per share as computed for the purpose of distribution and redemption at $1.00 per share; (b) the procedures include (i) calculation, at such intervals as the Trustees determine are appropriate and as are reasonable in light of current market conditions, of the deviation, if any, between net asset value per share using amortized cost to value portfolio securities and net asset value per share based upon available market quotations with respect to such portfolio securities; (ii) periodic review by the Trustees of the amount of deviation as well as methods used to calculate it; and (iii) maintenance of written records of the procedures, and the Trustees' considerations made pursuant to them and any actions taken upon such consideration; (c) the Trustees should consider what steps should be taken, if any, in the event of a difference of more than 1/2 of 1% between the two methods of valuation; and (d) the Trustees should take such action as they deem appropriate (such as shortening the average portfolio maturity, realizing gains or losses, withholding dividends or, as provided by the Declaration of Trust, reducing the number of outstanding shares of the Fund) to eliminate or reduce to the extent reasonably practicable material dilution or other unfair results to investors or existing shareholders which might arise from differences between the two method of valuation.

      Generally, for purposes of the procedures adopted under the Rule, the maturity of a portfolio security is deemed to be the period remaining (calculated from the trade date or such other date on which the Fund's interest in the instrument is subject to market action) until the date on which in accordance with the terms of the security the principal amount must unconditionally be paid, or in the case of a security called for redemption, the date on which the redemption payment must be made.

      A variable rate security that is subject to a demand feature is deemed to have a maturity equal to the period remaining until the principal amount can be recovered through demand. A floating rate security that is subject to a demand feature is deemed to have a maturity equal to the period remaining until the principal amount can be recovered through demand.

      An "NRSRO" is a nationally recognized statistical rating organization. The term "Requisite NRSROs" means (i) any two NRSROs that have issued a rating with respect to a security or class of debt obligations of an issuer, or (ii) if only one NRSRO has issued a rating with respect to such security or issuer at the time a fund purchases or rolls over the security, that NRSRO.

      An Eligible Security is generally defined in the Rule to mean (i) a rated security with a remaining maturity of 397 calendar days or less that has received a rating from the Requisite NRSROs in one of the two highest short-term rating categories (within which there may be sub-categories or gradations indicating relative standing); or (ii) An Unrated Security that is of comparable quality to a security meeting the requirements of (1) above, as determined by Trustees; (iii) In addition, in the case of a security that is subject to a Demand Feature or Guarantee: (A) The Guarantee has received a rating from an NRSRO or the Guarantee is issued by a guarantor that has received a rating from an NRSRO with respect to a class of debt obligations (or any debt obligation within that class) that is comparable in priority and security to the Guarantee, unless: (1) the Guarantee is issued by a person that directly or indirectly, controls, is controlled by or is under a common control with the issuer of the security subject to the Guarantee (other than a sponsor or a Special Purpose Entity with respect to an Asset Backed Security: (2) the security subject to the Guarantee is a repurchase agreement that is Collateralized Fully; or (3) the Guarantee itself is a Government Security and (B) the issuer of the Demand Feature, or another institution, has undertaken promptly to notify the holder of the security in the event the Demand Feature or Guarantee is substituted with another Demand Feature or Guarantee (if such substitution is permissible under the terms of the Demand Feature or Guarantee). The Fund will limit its investments to securities that meet the requirements for Eligible Securities.

      As permitted by the Rule, the Trustees have delegated to the Fund's Investment Manager the authority to determine which securities present minimal credit risks and which unrated securities are comparable in quality to rated securities.

      Also, as required by the Rule, the Fund will limit its investments in securities, other than Government securities, so that, at the time of purchase:
(a) except as further limited in (b) below with regard to certain securities, no more than 5% of its total assets will be invested in the securities of any one issuer; and (b) with respect to Eligible Securities that have received a rating in less than the highest category by any one of the NRSROs whose ratings are used to qualify the security as an Eligible Security, or that have been determined to be of comparable quality: (i) no more than 5% in the aggregate of the Fund's total assets in all such securities, and (ii) no more than the greater of 1% of total assets, or $1 million, in the securities on any one issuer.

      The Rule further requires that the Fund limit its investments to U.S. dollar-denominated instruments which the Trustees determine present minimal credit risks and which are Eligible Securities. The Rule also requires the Fund to maintain a dollar-weighted average portfolio maturity (not more than 90 days) appropriate to its objective of maintaining a stable net asset value of $1.00 per share and precludes the purchase of any instrument with a remaining maturity of more than 397 days. Should the disposition of a portfolio security result in a dollar-weighted average portfolio maturity of more than 90 days, the Fund will invest its available cash in such a manner as to reduce such maturity to 90 days or less a soon as is reasonably practicable.

      If the Trustees determine that it is no longer in the best interests of the Fund and its shareholders to maintain a stable price of $1 per share or if the Trustees believe that maintaining such price no longer reflects a market-based net asset value per share, the Trustees have the right to change from an amortized cost basis of valuation to valuation based on market quotations. The Fund will notify shareholders of the Fund of any such change.

IX. TAXATION OF THE FUND AND SHAREHOLDERS

      The Fund intends to distribute all of its daily net investment income (and net short-term capital gains, if any) to shareholders of record as of the close of business the preceding business day. Net income, for dividend purposes, includes accrued interest and amortization of acquisition, original issue and market discount, plus or minus any short-term gains or losses realized on sales of portfolio securities, less the amortization of market premium and the estimated expenses of the Fund. Net income will be calculated immediately prior to the determination of net asset value per share of the Fund.

      The Trustees of the Fund may revise the dividend policy, or postpone the payment of dividends, if the Fund should have or anticipate any large unexpected expense, loss or fluctuation in net assets which, in the opinion of the Trustees, might have a significant adverse effect on shareholders. On occasion, in order to maintain a constant $1.00 per share net asset value, the Trustees may direct that the number of outstanding shares be reduced in each shareholder's account. Such reduction may result in taxable income to a shareholder in excess of the net increase (i.e., dividends, less such reductions), if any, in the shareholder's account for a period of time. Furthermore, such reduction may be realized as a capital loss when the shares are liquidated.

      It has been and remains the Fund's policy and practice that, if checks for dividends or distributions paid in cash remain uncashed, no interest will accrue on amounts represented by such uncashed checks.


      INVESTMENT COMPANY TAXATION. The Fund has qualified and intends to remain qualified as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. As such, the Fund will not be subject to federal income tax on its net investment income and capital gains, if any, to the extent that it timely distributes such income and capital gains to its shareholders.


      The Fund generally intends to distribute sufficient income and gains so that the Fund will not pay corporate income tax on its earnings. The Fund also generally intends to distribute to its shareholders in each calendar year a sufficient amount of ordinary income and capital gains to avoid the imposition of a 4% excise tax.

      Gains or losses on sales of securities held by the Fund will generally be long-term capital gains or losses if the securities have a tax holding period of more than one year at the time of such sale. Gains or losses on the sale of securities with a tax holding period of one year or less will be short-term capital gains or losses.

      TAXATION OF DIVIDENDS AND DISTRIBUTIONS. Shareholders will normally be subject to federal income tax, and any state and local income taxes, on dividends paid from interest income derived from taxable securities and on distributions of realized net short-term capital gains and long-term capital gains. Interest and realized net short-term capital gains distributions are generally taxable to the shareholder as ordinary dividend income regardless of whether the shareholder receives such distributions in additional shares or in cash. Since the Trust's income is expected to be derived entirely from interest rather than dividends, none of such distributions will be eligible for the federal dividends received deduction available to corporations. Realized net long-term capital gains distributions, if any, are taxable as long-term capital gains, regardless of how long the shareholder has held the Fund shares and regardless of whether the distribution is received in additional shares or in cash. Realized net long-term capital gains distributions are not eligible for the dividends received deduction.


      Shareholders are generally taxed on any ordinary dividend or capital gain distributions from the Fund in the year they are actually distributed. However, if any such dividends or distributions are declared in October, November or December and paid in January then such amounts will be treated for tax purposes as received by the shareholder on December 31, to shareholder of record of such month.

      Shareholders who are not citizens or residents of the United States and certain foreign entities may be subject to withholding of United States tax on distributions made by the Fund of any taxable interest income and short-term capital gains.

      After the end of each calendar year, shareholders will be sent information on their dividends and capital gain distributions for tax purposes, including the portion taxable as ordinary income and the portion taxable as long-term capital gains.

      Shareholders are urged to consult their own tax advisors regarding specific questions as to federal, state or local taxes.

X. UNDERWRITERS

      The Fund's shares are offered to the public on a continuous basis. The Distributor, as the principal underwriter of the shares, has certain obligations under the Distribution Agreement concerning the distribution of the shares. These obligations and the compensation the Distributor receives are described above in the sections titled "Principal Underwriter" and "Rule 12b-1 Plan."

XI. CALCULATION OF PERFORMANCE DATA


      The Fund's current yield for the seven days ending January 31, 2004 was 0.42% and the seven day effective yield was 0.42%, assuming daily compounding. During this period, the Investment Manager had undertaken to assume operating expenses and/or waive the compensation provided for in its Management Agreement to the extent necessary to maintain such expenses and compensation at 0.75% of the Fund's daily net assets on an annualized basis.

XII. FINANCIAL STATEMENTS

      EXPERTS. The financial statements of the Fund for the fiscal year ended January 31, 2004, included in this STATEMENT OF ADDITIONAL INFORMATION and incorporated by reference in the PROSPECTUS, have been so included and incorporated in reliance on the report of Deloitte & Touche LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.


                                      *****

      This STATEMENT OF ADDITIONAL INFORMATION and the PROSPECTUS do not contain all of the information set forth in the REGISTRATION STATEMENT the Fund has filed with the SEC. The complete REGISTRATION STATEMENT may be obtained from the SEC.

MORGAN STANLEY U.S. GOVERNMENT MONEY MARKET TRUST

PORTFOLIO OF INVESTMENTS - JANUARY 31, 2004

                                                                           ANNUALIZED
PRINCIPAL                                                                    YIELD
AMOUNT IN                                                                  ON DATE OF
THOUSANDS    DESCRIPTION AND MATURITY DATE                                  PURCHASE          VALUE
---------------------------------------------------------------------------------------------------------
             U.S. Government Agencies & Obligations (99.1%)
$  16,705    Federal Farm Credit Banks
              10/06/04                                                            1.08%   $    16,581,370
  680,613    Federal Home Loan Banks
              02/04/04 - 07/09/04                                          0.98 - 1.07        679,702,226
  180,800    Federal Home Loan Mortgage Corp.
              03/18/04 - 05/20/04                                          1.00 - 1.13        180,387,508
  366,592    Federal National Mortgage Assoc.
              02/04/04 - 06/02/04                                          1.02 - 1.14        366,085,808
   15,000    U.S. Treasury Bills
              04/22/04                                                            0.87         14,970,275
                                                                                          ---------------
             Total U.S. Government Agencies & Obligations
              (COST $1,257,727,187)                                                         1,257,727,187
                                                                                          ---------------
             Repurchase Agreements (1.7%)
   20,500    Goldman, Sachs & Co.
              due 02/02/04 (dated 01/30/04;
              proceeds $20,501,760) (a)                                           1.03         20,500,000
    1,118    The Bank of New York
              due 02/02/04 (dated 01/30/04;
              proceeds $1,118,410) (b)                                           0.875          1,118,328
                                                                                          ---------------
             Total Repurchase Agreements
              (COST $21,618,328)                                                               21,618,328
                                                                                          ---------------
             Total Investments
              (COST $1,279,345,515) (c)                                          100.8%     1,279,345,515
             Liabilities in Excess of Other Assets                                (0.8)       (10,061,372)
                                                                           -----------    ---------------
             Net Assets                                                          100.0%   $ 1,269,284,143
                                                                           ===========    ===============

----------
   (a) COLLATERALIZED BY FEDERAL MORTGAGE ACCEPTANCE CORP. 5.00% - 7.00% DUE 12/01/18 - 12/01/33 VALUED AT $20,910,000.
   (b) COLLATERALIZED BY FEDERAL NATIONAL MORTGAGE ASSOC. 4.096% DUE 08/01/33 VALUED AT $1,140,695.
   (c) COST IS THE SAME FOR FEDERAL INCOME TAX PURPOSES.

                        SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY U.S. GOVERNMENT MONEY MARKET TRUST

FINANCIAL STATEMENTS

Statement of Assets and Liabilities
JANUARY 31, 2004

Assets:
Investments in securities, at value (cost $1,279,345,515)                          $ 1,279,345,515
Cash                                                                                        90,000
Receivable for shares of beneficial interest sold                                          214,317
Prepaid expenses and other assets                                                           66,003
                                                                                   ---------------
    Total Assets                                                                     1,279,715,835
                                                                                   ---------------
Liabilities:
Payable for:
  Shares of beneficial interest redeemed                                                 9,795,829
  Investment management fee                                                                451,106
  Distribution fee                                                                          61,531
Accrued expenses and other payables                                                        123,226
                                                                                   ---------------
    Total Liabilities                                                                   10,431,692
                                                                                   ---------------
    Net Assets                                                                     $ 1,269,284,143
                                                                                   ===============
Composition of Net Assets:
Paid-in-capital                                                                    $ 1,269,174,019
Accumulated undistributed net investment income                                            110,124
                                                                                   ---------------
    Net Assets                                                                     $ 1,269,284,143
                                                                                   ===============
Net Asset Value Per Share,
1,269,238,931 shares outstanding (UNLIMITED SHARES AUTHORIZED OF $.01 PAR VALUE)   $          1.00
                                                                                   ===============

                        SEE NOTES TO FINANCIAL STATEMENTS

Statement of Operations
FOR THE YEAR ENDED JANUARY 31, 2004

Net Investment Income:
Interest Income                                                                    $    14,993,038
                                                                                   ---------------
Expenses
Investment management fee                                                                5,595,801
Transfer agent fees and expenses                                                         2,104,812
Distribution fee                                                                         1,269,996
Shareholder reports and notices                                                            149,055
Custodian fees                                                                              76,932
Professional fees                                                                           54,912
Registration fees                                                                           35,638
Trustees' fees and expenses                                                                 19,948
Other                                                                                       32,690
                                                                                   ---------------
    Total Expenses                                                                       9,339,784
Less: amounts waived/reimbursed                                                             (1,956)
                                                                                   ---------------
    Net Expenses                                                                         9,337,828
                                                                                   ---------------
Net Investment Income                                                              $     5,655,210
                                                                                   ===============

                        SEE NOTES TO FINANCIAL STATEMENTS

Statement of Changes in Net Assets

                                                                                     FOR THE YEAR        FOR THE YEAR
                                                                                        ENDED               ENDED
                                                                                   JANUARY 31, 2004    JANUARY 31, 2003
                                                                                   ----------------    ----------------
Increase (Decrease) in Net Assets:
Operations:
Net investment income                                                              $      5,655,210    $     13,369,990
Dividends to shareholders from net investment income                                     (5,677,194)        (13,304,244)
Net increase (decrease) from transactions in shares of beneficial interest              (70,286,719)         83,017,896
                                                                                   ----------------    ----------------
    Net Increase (Decrease)                                                             (70,308,703)         83,083,642
Net Assets:
Beginning of period                                                                   1,339,592,846       1,256,509,204
                                                                                   ----------------    ----------------
End of Period
(INCLUDING ACCUMULATED UNDISTRIBUTED NET INVESTMENT INCOME OF $110,124
AND $132,108, RESPECTIVELY)                                                        $  1,269,284,143    $  1,339,592,846
                                                                                   ================    ================

                        SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY U.S. GOVERNMENT MONEY MARKET TRUST

NOTES TO FINANCIAL STATEMENTS - JANUARY 31, 2004

1. Organization and Accounting Policies
Morgan Stanley U.S. Government Money Market Trust (the "Fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified, open-end management investment company. The Fund's investment objectives are security of principal, high current income and liquidity. The Fund was organized as a Massachusetts business trust on November 18, 1981 and commenced operations on February 17, 1982.

The following is a summary of significant accounting policies:

A. Valuation of Investments -- Portfolio securities are valued at amortized cost, which approximates market value.

B. Accounting for Investments -- Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses on security transactions are determined by the identified cost method. Discounts are accreted and premiums are amortized over the life of the respective securities. Interest income is accrued daily.

C. Repurchase Agreements -- The Fund may invest directly with institutions in repurchase agreements. The Fund's custodian receives the collateral, which is marked-to-market daily to determine that the value of the collateral does not decrease below the repurchase price plus accrued interest.

D. Federal Income Tax Policy -- It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Accordingly, no federal income tax provision is required.

E. Dividends and Distributions to Shareholders -- The Fund records dividends and distributions to shareholders as of the close of each business day.

F. Use of Estimates -- The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

2. Investment Management Agreement
Pursuant to an Investment Management Agreement with Morgan Stanley Investment Advisors Inc. (the "Investment Manager"), the Fund pays a management fee, accrued daily and payable monthly, by applying the following annual rates to the net assets of the Fund determined as of the close of each business day: 0.50% to the portion of the daily net assets not exceeding $500 million; 0.425% to the portion of the daily net assets exceeding $500 million but not exceeding $750 million; 0.375% to the portion of the daily net assets exceeding $750 million but not exceeding $1 billion; 0.35% to the portion of the daily net assets exceeding $1 billion but not exceeding $1.5 billion; 0.325% to the portion of the daily net assets exceeding $1.5 billion but not exceeding $2 billion; 0.30% to the portion of the daily net assets exceeding $2 billion but not exceeding $2.5 billion; 0.275% to the portion of the daily net assets exceeding $2.5 billion but not exceeding $3 billion; and 0.25% to the portion of the daily net assets exceeding $3 billion.

For the year ended January 31, 2004 and through December 31, 2004, the Investment Manager agreed to waive its fee and reimburse expenses to the extent they exceed 0.75% of the daily net assets of the Fund.

3. Plan of Distribution
Morgan Stanley Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager, is the distributor of the Fund's shares and in accordance with a Plan of Distribution (the "Plan") pursuant to Rule 12b-1 under the Act, finances certain expenses in connection with the promotion of sales of Fund shares.

Reimbursements for these expenses are made in monthly payments by the Fund to the Distributor, which will in no event exceed an amount equal to a payment at the annual rate of 0.15% of the Fund's average daily net assets during the month. Expenses incurred by the Distributor pursuant to the Plan in any fiscal year will not be reimbursed by the Fund through payments accrued in any subsequent fiscal year. For the year ended January 31, 2004, the distribution fee was accrued at the annual rate of 0.10%.

4. Security Transactions and Transactions With Affiliates
The cost of purchases and proceeds from sales/maturities of portfolio securities for the year ended January 31, 2004 aggregated $43,419,929,240 and $43,504,653,638, respectively.

The Fund has an unfunded noncontributory defined benefit pension plan covering certain independent Trustees of the Fund who will have served as independent Trustees for at least five years at the time of retirement. Benefits under this plan are based on factors which include years of service and compensation. Aggregate pension costs for the year ended January 31, 2004 included in Trustees' fees and expenses in the Statement of Operations amounted to $7,223. At January 31, 2004, the Fund had an accrued pension liability of $59,404 which is included in accrued expenses in the Statement of Assets and Liabilities.

On December 2, 2003, the Trustees voted to close the plan to new participants, eliminate the future benefits growth due to increases to compensation after July 31, 2003 and effective April 1, 2004, establish an unfunded deferred compensation plan which allows each independent Trustee to defer payment of all or a portion of the fees he receives for serving on the Board of Trustees throughout the year.

5. Shares of Beneficial Interest
Transactions in shares of beneficial interest, at $1.00 per share, were as follows:

                                                  FOR THE YEAR        FOR THE YEAR
                                                     ENDED               ENDED
                                                JANUARY 31, 2004    JANUARY 31, 2003
                                                ----------------    ----------------
Shares sold                                        3,002,675,253       3,093,636,400
Shares issued in reinvestment of dividends             5,661,041          13,261,036
                                                ----------------    ----------------
                                                   3,008,336,294       3,106,897,436
Shares redeemed                                   (3,078,623,013)     (3,023,879,540)
                                                ----------------    ----------------
Net increase (decrease)                              (70,286,719)         83,017,896
                                                ================    ================

6. Legal Matters
The Investment Manager, certain affiliates of the Investment Manager and certain investment companies advised by the Investment Manager or its affiliates, including the Fund, are named as defendants in a number of recently filed, similar class action complaints. These complaints generally allege that defendants, including the Fund, violated their statutory disclosure obligations and fiduciary duties by failing properly to disclose (i) that the Investment Manager and certain affiliates of the Investment Manager allegedly offered economic incentives to brokers and others to steer investors to the funds advised by the Investment Manager or its affiliates rather than funds managed by other companies, and (ii) that the funds advised by the Investment Manager or its affiliates, including the Fund, allegedly paid excessive commissions to brokers in return for their alleged efforts to steer investors to these funds. The complaints seek, among other things, unspecified compensatory damages, rescissionary damages, fees and costs. The defendants intend to move to dismiss these actions and otherwise vigorously to defend them. While the Fund believes that it has meritorious defenses, the ultimate outcome of these matters is not presently determinable at this early stage of the litigation, and no provision has been made in the Fund's financial statements for the effect, if any, of these matters.

MORGAN STANLEY U.S. GOVERNMENT MONEY MARKET TRUST

FINANCIAL HIGHLIGHTS

Selected ratios and per share data for a share of beneficial interest outstanding throughout each period:

                                                                          FOR THE YEAR ENDED JANUARY 31,
                                                -------------------------------------------------------------------------------
                                                   2004              2003              2002              2001           2000
                                                ----------        ----------        ----------        ----------     ----------
Selected Per Share Data:
Net asset value, beginning of period            $     1.00        $     1.00        $     1.00        $     1.00     $     1.00
                                                ----------        ----------        ----------        ----------     ----------
Net investment income from investment
 operations                                          0.004             0.011             0.032             0.056          0.044
Less dividends from net investment income           (0.004)           (0.011)           (0.032)           (0.056)        (0.044)
                                                ----------        ----------        ----------        ----------     ----------
Net asset value, end of period                  $     1.00        $     1.00        $     1.00        $     1.00     $     1.00
                                                ==========        ==========        ==========        ==========     ==========
Total Return                                          0.45%             1.06%             3.25%             5.80%          4.48%

Ratios to Average Net Assets:
Expenses                                              0.71%(1)          0.74%(1)          0.74%(1)          0.78%          0.84%
Net investment income                                 0.43%(1)          1.03%(1)          3.14%(1)          5.61%          4.34%

Supplemental Data:
Net assets, end of period, in millions          $    1,269        $    1,340        $    1,257        $    1,243     $    1,081

----------

(1) IF THE FUND HAD BORNE ALL ITS EXPENSES THAT WERE REIMBURSED OR WAIVED BY THE INVESTMENT MANAGER, THE ANNUALIZED EXPENSE AND NET INVESTMENT INCOME RATIOS WOULD HAVE BEEN AS FOLLOWS:

                            EXPENSE      NET INVESTMENT
    YEAR ENDED               RATIO        INCOME RATIO
  ----------------          --------     --------------
  JANUARY 31, 2004            0.71%          0.43%
  JANUARY 31, 2003            0.76%          1.01%
  JANUARY 31, 2002            0.81%          3.07%

                        SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY U.S. GOVERNMENT MONEY MARKET TRUST

INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of Trustees of Morgan Stanley U.S. Government Money Market Trust:

We have audited the accompanying statement of assets and liabilities of Morgan Stanley U.S. Government Money Market Trust (the "Fund"), including the portfolio of investments, as of January 31, 2004, and the related statements of operations for the year then ended and changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of January 31, 2004, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Morgan Stanley U.S. Government Money Market Trust as of January 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
NEW YORK, NEW YORK
MARCH 17, 2004

                       2004 FEDERAL TAX NOTICE (UNAUDITED)

      Of the Fund's ordinary income dividends paid during the fiscal year ended January 31, 2004, 51.85% was attributable to qualifying Federal obligations. Please consult your tax advisor to determine if any portion of the dividends you received is exempt from state income tax.

APPENDIX A MORGAN STANLEY INVESTMENT MANAGEMENT
           PROXY VOTING POLICY AND PROCEDURES

I. POLICY STATEMENT

      INTRODUCTION -- Morgan Stanley Investment Management's ("MSIM") policies and procedures for voting proxies with respect to securities held in the accounts of clients applies to those MSIM entities that provide discretionary Investment Management services and for which a MSIM entity has the authority to vote their proxies. The policies and procedures and general guidelines in this section will be reviewed and, as necessary, updated periodically to address new or revised proxy voting issues. The MSIM entities covered by these policies and procedures currently include the following: Morgan Stanley Investment Advisors Inc., Morgan Stanley Alternative Investment Partners, L.P., Morgan Stanley AIP GP LP, Morgan Stanley Investment Management Inc., Morgan Stanley Investment Group Inc., Morgan Stanley Investment Management Limited, Morgan Stanley Investment Management Company, Morgan Stanley Asset & Investment Trust Management Co., Limited, Morgan Stanley Investment Management Private Limited, Morgan Stanley Investments LP, Morgan Stanley Hedge Fund Partners GP LP, Morgan Stanley Hedge Fund Partners LP, Van Kampen Investment Advisory Corp., Van Kampen Asset Management Inc., and Van Kampen Advisors Inc. (each a "MSIM Affiliate" and collectively referred to as the "MSIM Affiliates").

      Each MSIM Affiliate will vote proxies as part of its authority to manage, acquire and dispose of account assets. With respect to the MSIM registered management investment companies (Van Kampen, Institutional and Advisor Funds)(collectively referred to as the "MSIM Funds"), each MSIM Fund will vote proxies pursuant to authority granted under its applicable investment advisory agreement or, in the absence of such authority, as authorized by its Board of Directors or Trustees. A MSIM Affiliate will not vote proxies if the "named fiduciary" for an ERISA account has reserved the authority for itself, or in the case of an account not governed by ERISA, the Investment Management Agreement does not authorize the MSIM Affiliate to vote proxies. MSIM Affiliates will, in a prudent and diligent manner, vote proxies in the best interests of clients, including beneficiaries of and participants in a client's benefit plan(s) for which we manage assets, consistent with the objective of maximizing long-term investment returns ("Client Proxy Standard"). In certain situations, a client or its fiduciary may provide a MSIM Affiliate with a statement of proxy voting policy. In these situations, the MSIM Affiliate will comply with the client's policy unless to do so would be inconsistent with applicable laws or regulations or the MSIM Affiliate's fiduciary responsibility.

      PROXY RESEARCH SERVICES -- To assist the MSIM Affiliates in their responsibility for voting proxies and the overall global proxy voting process, Institutional Shareholder Services ("ISS") and the Investor Responsibility Research Center ("IRRC") have been retained as experts in the proxy voting and corporate governance area. ISS and IRRC are independent advisers that specialize in providing a variety of fiduciary-level proxy-related services to institutional investment managers, plan sponsors, custodians, consultants, and other institutional investors. The services provided to MSIM Affiliates include in-depth research, global issuer analysis, and voting recommendations. In addition to research, ISS provides vote execution, reporting, and recordkeeping. MSIM's Proxy Review Committee (see Section IV.A. below) will carefully monitor and supervise the services provided by the proxy research services.

      VOTING PROXIES FOR CERTAIN NON-US COMPANIES -- While the proxy voting process is well established in the United States and other developed markets with a number of tools and services available to assist an investment manager, voting proxies of non-US companies located in certain jurisdictions, particularly emerging markets, may involve a number of problems that may restrict or prevent a MSIM Affiliate's ability to vote such proxies. These problems include, but are not limited to: (i) proxy statements and ballots being written in a language other than English; (ii) untimely and/or inadequate notice of shareholder meetings; (iii) restrictions on the ability of holders outside the issuer's jurisdiction of organization to exercise votes; (iv) requirements to vote proxies in person, (v) the imposition of restrictions on the sale of the securities for a period of time in proximity to the shareholder meeting; and
(vi) requirements to provide local agents with power of attorney to facilitate the MSIM Affiliate's voting instructions. As a result, clients' non-U.S. proxies will be voted on a best efforts basis only, consistent with the Client Proxy Standard. ISS has been retained to provide assistance to the MSIM Affiliates in connection with voting their clients' non-US proxies.

II. GENERAL PROXY VOTING GUIDELINES

      To ensure consistency in voting proxies on behalf of its clients, MSIM Affiliates will follow (subject to any exception set forth herein) these Proxy Voting Policies and Procedures, including the guidelines set forth below. These guidelines address a broad range of issues, including board size and composition, executive compensation, anti-takeover proposals, capital structure proposals and social responsibility issues and are meant to be general voting parameters on issues that arise most frequently. The MSIM Affiliates, however, may vote in a manner that is contrary to the following general guidelines, pursuant to the procedures set forth in Section IV. below, provided the vote is consistent with the Client Proxy Standard.

III. GUIDELINES

A. MANAGEMENT PROPOSALS

   1. When voting on routine ballot items the following proposals are generally voted in support of management, subject to the review and approval of the Proxy Review Committee, as appropriate.

       - Selection or ratification of auditors.

       - Approval of financial statements, director and auditor reports.

       - Election of Directors.

       - Limiting Directors' liability and broadening indemnification of Directors.

       - Requirement that a certain percentage (up to 66 2/3%) of its Board's members be comprised of independent and unaffiliated Directors.

       - Requirement that members of the company's compensation, nominating and audit committees be comprised of independent or unaffiliated Directors.

       - Recommendations to set retirement ages or require specific levels of stock ownership by Directors.

       - General updating/corrective amendments to the charter.

       - Elimination of cumulative voting.

       - Elimination of preemptive rights.

       - Provisions for confidential voting and independent tabulation of voting results.

       - Proposals related to the conduct of the annual meeting except those proposals that relate to the "transaction of such other business which may come before the meeting."

   2. The following non-routine proposals, which potentially may have a substantive financial or best interest impact on a shareholder, are generally voted in support of management, subject to the review and approval of the Proxy Review Committee, as appropriate.

       CAPITALIZATION CHANGES

       - Capitalization changes that eliminate other classes of stock and voting rights.

       - Proposals to increase the authorization of existing classes of common stock (or securities convertible into common stock) if: (i) a clear and legitimate business purpose is stated; (ii) the number of shares requested is reasonable in relation to the purpose for which authorization is requested; and (iii) the authorization does not exceed 100% of shares currently authorized and at least 30% of the new authorization will be outstanding.

       - Proposals to create a new class of preferred stock or for issuances of preferred stock up to 50% of issued capital.

       - Proposals for share repurchase plans.

       - Proposals to reduce the number of authorized shares of common or preferred stock, or to eliminate classes of preferred stock.

       - Proposals to effect stock splits.

       - Proposals to effect reverse stock splits if management proportionately reduces the authorized share amount set forth in the corporate charter. Reverse stock splits that do not adjust proportionately to the authorized share amount will generally be approved if the resulting increase in authorized shares coincides with the proxy guidelines set forth above for common stock increases.

       COMPENSATION

       - Director fees, provided the amounts are not excessive relative to other companies in the country or industry.

       - Employee stock purchase plans that permit discounts up to 15%, but only for grants that are part of a broad based employee plan, including all non-executive employees.

       - Establishment of Employee Stock Option Plans and other employee ownership plans.

       ANTI-TAKEOVER MATTERS

       - Modify or rescind existing supermajority vote requirements to amend the charters or bylaws.

       - Adoption of anti-greenmail provisions provided that the proposal: (i) defines greenmail; (ii) prohibits buyback offers to large block holders not made to all shareholders or not approved by disinterested shareholders; and (iii) contains no anti-takeover measures or other provisions restricting the rights of shareholders.

   3. The following non-routine proposals, which potentially may have a substantive financial or best interest impact on the shareholder, are generally voted against (notwithstanding management support), subject to the review and approval of the Proxy Review Committee, as appropriate.

       - Capitalization changes that add classes of stock which substantially dilute the voting interests of existing shareholders.

       - Proposals to increase the authorized number of shares of existing classes of stock that carry preemptive rights or supervoting rights.

       - Creation of "blank check" preferred stock.

       - Changes in capitalization by 100% or more.

       - Compensation proposals that allow for discounted stock options that have not been offered to employees in general.

       - Amendments to bylaws that would require a supermajority shareholder vote to pass or repeal certain provisions.

       - Proposals to indemnify auditors.

   4. The following types of non-routine proposals, which potentially may have a potential financial or best interest impact on an issuer, are voted as determined by the Proxy Review Committee.

       CORPORATE TRANSACTIONS

       - Mergers, acquisitions and other special corporate transactions (i.e., takeovers, spin-offs, sales of assets, reorganizations, restructurings and recapitalizations) will be examined on a case-by-case basis. In all cases, ISS and IRRC research and analysis will be used along with MSIM Affiliates' research and analysis, based on, among other things, MSIM internal company-specific knowledge.

       - Change-in-control provisions in non-salary compensation plans, employment contracts, and severance agreements that benefit management and would be costly to shareholders if triggered.

       - Shareholders rights plans that allow appropriate offers to shareholders to be blocked by the board or trigger provisions that prevent legitimate offers from proceeding.

       - Executive/Director stock option plans. Generally, stock option plans should meet the following criteria:

         (i)   Whether the stock option plan is incentive based;

         (ii) For mature companies, should be no more than 5% of the issued capital at the time of approval;

         (iii) For growth companies, should be no more than 10% of the issued capital at the time of approval.

       ANTI-TAKEOVER PROVISIONS

       - Proposals requiring shareholder ratification of poison pills.

       - Anti-takeover and related provisions that serve to prevent the majority of shareholders from exercising their rights or effectively deter the appropriate tender offers and other offers.

B. SHAREHOLDER PROPOSALS

   1. The following shareholder proposals are generally supported, subject to the review and approval of the Proxy Review Committee, as appropriate:

       - Requiring auditors to attend the annual meeting of shareholders.

       - Requirement that members of the company's compensation, nominating and audit committees be comprised of independent or unaffiliated Directors.

       - Requirement that a certain percentage of its Board's members be comprised of independent and unaffiliated Directors.

       - Confidential voting.

       - Reduction or elimination of supermajority vote requirements.

   2. The following shareholder proposals will be voted as determined by the Proxy Review Committee.

       - Proposals that limit tenure of directors.

       - Proposals to limit golden parachutes.

       - Proposals requiring directors to own large amounts of stock to be eligible for election.

       - Restoring cumulative voting in the election of directors.

       - Proposals that request or require disclosure of executive compensation in addition to the disclosure required by the Securities and Exchange Commission ("SEC") regulations.

       - Proposals that limit retirement benefits or executive compensation.

       - Requiring shareholder approval for bylaw or charter amendments.

       - Requiring shareholder approval for shareholder rights plan or poison pill.

       - Requiring shareholder approval of golden parachutes.

       - Elimination of certain anti-takeover related provisions.

       - Prohibit payment of greenmail.

   3. The following shareholder proposals are generally not supported, subject to the review and approval of the Committee, as appropriate.

       - Requirements that the issuer prepare reports that are costly to provide or that would require duplicative efforts or expenditures that are of a non-business nature or would provide no pertinent information from the perspective of institutional shareholders.

       - Restrictions related to social, political or special interest issues that impact the ability of the company to do business or be competitive and that have a significant financial or best interest impact to the shareholders.

       - Proposals that require inappropriate endorsements or corporate actions.

IV. ADMINISTRATION OF PROXY POLICIES AND PROCEDURES

A. PROXY REVIEW COMMITTEE

   1. The MSIM Proxy Review Committee ("Committee") is responsible for creating and implementing MSIM's Proxy Voting Policy and Procedures and, in this regard, has expressly adopted them. Following are some of the functions and responsibilities of the Committee.

       (a) The Committee, which will consist of members designated by MSIM's Chief Investment Officer, is responsible for establishing MSIM's proxy voting policies and guidelines and determining how MSIM will vote proxies on an ongoing basis.

       (b) The Committee will periodically review and have the authority to amend as necessary MSIM's proxy voting policies and guidelines (as expressed in these Proxy Voting Policy and Procedures) and establish and direct voting positions consistent with the Client Proxy Standard.

       (c) The Committee will meet at least monthly to (among other matters):
           (1) address any outstanding issues relating to MSIM's Proxy Voting Policy and Procedures; and (2) generally review proposals at upcoming shareholder meetings of MSIM portfolio companies in accordance with this Policy and Procedures including, as appropriate, the voting results of prior shareholder meetings of the same issuer where a similar proposal was presented to shareholders. The Committee, or its designee, will timely communicate to ISS MSIM's Proxy Voting Policy and Procedures (and any amendments to them and/or any additional guidelines or procedures it may adopt).

       (d) The Committee will meet on an ad hoc basis to (among other matters):
           (1) authorize "split voting" (i.e., allowing certain shares of the same issuer that are the subject of the same proxy solicitation and held by one or more MSIM portfolios to be voted differently than other shares) and/or "override voting" (i.e., voting all MSIM portfolio shares in a manner contrary to the Procedures); (2) review and approve upcoming votes, as appropriate, for matters for which specific direction has been provided in Sections I, II, and III above; and (3) determine how to vote matters for which specific direction has not been provided in Sections I, II and III above. Split votes will generally not be approved within a single Global Investor Group team. The Committee may take into account ISS recommendations and the research provided by IRRC as well as any other relevant information they may request or receive.

       (e) In addition to the procedures discussed above, if the Committee determines that an issue raises a potential material conflict of interest, or gives rise to the appearance of a potential material conflict of interest, the Committee will designate a special committee to review, and recommend a course of action with respect to, the conflict(s) in question ("Special Committee"). The Special Committee may request the assistance of the Law and Compliance Departments and will have sole discretion to cast a vote. In addition to the research provided by ISS and IRRC, the Special Committee may request analysis from MSIM Affiliate investment professionals and outside sources to the extent it deems appropriate.

       (f) The Committee and the Special Committee, or their designee(s), will document in writing all of their decisions and actions, which documentation will be maintained by the Committee and the Special Committee, or their designee(s) for a period of at least 6 years. To the extent these decisions relate to a security held by a MSIM U.S. registered investment company, the Committee and Special Committee, or their designee(s), will report their decisions to each applicable Board of Trustees/Directors of those investment companies at each Board's next regularly Scheduled Board meeting. The report will contain information concerning decisions made by the Committee and Special Committee during the most recently ended calendar quarter immediately preceding the Board meeting.

       (g) The Committee and Special Committee, or their designee(s), will timely communicate to applicable PMs, the Compliance Departments and, as necessary to ISS, decisions of the Committee and Special Committee so that, among other things, ISS will vote proxies consistent with their decisions.

                MORGAN STANLEY U.S. GOVERNMENT MONEY MARKET TRUST
                            PART C OTHER INFORMATION

ITEM 23. EXHIBITS

a(1). Declaration of Trust of the Registrant, dated November 18, 1981, is incorporated by reference to Exhibit 1(a) of Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A, filed on March 15, 1996.

a(2). Amendment to the Declaration of Trust of the Registrant, dated January 18, 1983, is incorporated by reference to Exhibit 1(b) of Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A, filed on March 15, 1996.

a(3). Amendment to the Declaration of Trust of the Registrant, dated May 18, 1984, is incorporated by reference to Exhibit 1(c) of Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A, filed on March 15, 1996.

a(4). Amendment to the Declaration of Trust of the Registrant, dated June 22, 1984, is incorporated by reference to Exhibit 1(d) of Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A, filed on March 15, 1996.

a(5). Amendment to the Declaration of Trust of the Registrant, dated February 19, 1993, is incorporated by reference to Exhibit 1(e) of Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A, filed on March 15, 1996.

a(6). Amendment to the Declaration of Trust of the Registrant, dated June 22, 1998, is incorporated by reference to Exhibit 1 of Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A, filed on January 27, 1999.

a(7). Amendment to the Declaration of Trust of the Registrant, dated June 18, 2001, is incorporated by reference to Exhibit 1(g) of Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A, filed on March 28, 2002.

b. Amended and Restated By-Laws of the Registrant, dated April 24, 2003, filed herein.

c.        Not applicable.

d. Amended Investment Management Agreement between the Registrant and Morgan Stanley Investment Advisors Inc., dated April 30, 1998, is incorporated by reference to Exhibit 5 of Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A, filed on January 27, 1999.

e(1). Form of Distribution Agreement between the Registrant and Morgan Stanley Distributors Inc., dated May 31, 1997, is incorporated by reference to Exhibit 6 of Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A, filed on March 2, 1998.

e(2). Form of Selected Dealers Agreement between Morgan Stanley Distributors Inc. and Morgan Stanley DW Inc., dated January 4, 1993, is incorporated by reference to Exhibit 6(b) of Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A, filed on March 11, 1994.

f. Amended and Restated Retirement Plan for Non-Interested Trustees or Directors, dated May 8, 1997, is incorporated by reference to Exhibit 6 of Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A, filed on March 29, 1999.

g(1). Form of Custody Agreement between The Bank of New York and the Registrant, dated September 20, 1991, is incorporated by reference to
          Exhibit 8 of Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A, filed on March 15, 1996.

g(2). Amendment to the Custody Agreement between The Bank of New York and the Registrant, dated April 17, 1996, is incorporated by reference to
          Exhibit 8 of Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A, filed on March 18, 1997.

g(3). Amendment dated June 15, 2001 to the Custody Agreement of the Registrant, is incorporated by reference to Exhibit 7(c) of Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A, filed on March 28, 2002.

g(4). Foreign Custody Manager Agreement between The Bank of New York and the Registrant, dated June 15, 2001, is incorporated by reference to
          Exhibit 7(d) of Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A, filed on March 28, 2002.

h(1). Amended and Restated Transfer Agency Agreement between the Registrant and Morgan Stanley Trust, dated September 1, 2000, is incorporated by reference to Exhibit 8(a) of Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A, filed on March 26, 2001.

h(2). Amended Services Agreement between Morgan Stanley Investment Advisors Inc. and Morgan Stanley Services Company Inc., dated June 22, 1998, is incorporated by reference to Exhibit 9 of Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A, filed on January 27, 1999.

i. Opinion of Latham, Watkins & Hills, dated February 8, 1982, is incorporated by reference to Exhibit 9 of Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A, filed on March 16, 2000.

j.        Consent of Independent Auditors, filed herein.

k.        Not applicable.

l.        Not applicable.

m. Amended and Restated Plan of Distribution pursuant to Rule 12b-1 between the Registrant and Morgan Stanley Distributors Inc., dated July 28, 1997, is incorporated by reference to Exhibit 15 of Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A, filed on March 2, 1998.

n. Amended and Restated Multi-Class Plan pursuant to Rule 18f-3, dated March 12, 2001, is incorporated by reference to Exhibit 14 of Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A, filed on March 28, 2002.

o.        Not Applicable

p(1). Code of Ethics of Morgan Stanley Investment Management is incorporated by reference to Exhibit (p)(1) of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A, filed on March 24, 2003.

p(2). Code of Ethics of the Morgan Stanley Funds is incorporated by reference to Exhibit (p)(2) of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A, filed on March 24, 2003.

Other     Powers of Attorney dated January 30, 2004, filed herein.


ITEM 24. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE FUND.

     None


ITEM 25. INDEMNIFICATION.

     Pursuant to Section 5.3 of the Registrant's Declaration of Trust and under
Section 4.8 of the Registrant's By-Laws, the indemnification of the Registrant's trustees, officers, employees and agents is permitted if it is determined that they acted under the belief that their actions were in or not opposed to the best interest of the Registrant, and, with respect to any criminal proceeding, they had reasonable cause to believe their conduct was not unlawful. In addition, indemnification is permitted only if it is determined that the actions in question did not render them liable by reason of willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of reckless disregard of their obligations and duties to the Registrant. Trustees, officers, employees and agents will be indemnified for the expense of litigation if it is determined that they are entitled to indemnification against any liability established in such litigation. The Registrant may also advance money for these expenses provided that they give their undertakings to repay the Registrant unless their conduct is later determined to permit indemnification.

     Pursuant to Section 5.2 of the Registrant's Declaration of Trust and paragraph 8 of the Registrant's Investment Management Agreement, neither the Investment Manager nor any trustee, officer, employee or agent of the Registrant shall be liable for any action or failure to act, except in the case of bad faith, willful misfeasance, gross negligence or reckless disregard of duties to the Registrant.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that it will apply the indemnification provision of its by-laws in a manner consistent with Release 11330 of the Securities and Exchange Commission under the Investment Company Act of 1940, so long as the interpretation of Sections 17(h) and 17(i) of such Act remains in effect.

     The Registrant, in conjunction with the Investment Manager, the Registrant's Trustees, and other registered investment management companies managed by the Investment Manager, maintains insurance on behalf of any person who is or was a Trustee, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of another trust or corporation, against any liability asserted against him and incurred by him or arising out of his position. However, in no event will Registrant maintain insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify him.

ITEM 26. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISOR

     See "Fund Management" in the Prospectus regarding the business of the investment advisor. The following information is given regarding officers of Morgan Stanley Investment Advisors Inc. ("Morgan Stanley Investment Advisors"). Morgan Stanley Investment Advisors is a wholly-owned subsidiary of Morgan Stanley & Co. Incorporated.

THE PRINCIPAL ADDRESSES ARE AS FOLLOWS:

MORGAN STANLEY SERVICES COMPANY INC. ("MORGAN STANLEY SERVICES")
c/o Morgan Stanley Trust, Harborside Financial Center, Plaza Two, Jersey City, New Jersey 07311

MORGAN STANLEY DISTRIBUTORS INC. ("MORGAN STANLEY DISTRIBUTORS")
MORGAN STANLEY DW INC. ("MORGAN STANLEY DW")
MORGAN STANLEY FUNDS
MORGAN STANLEY INVESTMENT ADVISORS INC.
MORGAN STANLEY INVESTMENT MANAGEMENT
MORGAN STANLEY INVESTMENT MANAGEMENT INC.
MORGAN STANLEY INVESTMENT GROUP INC. ("MORGAN STANLEY INVESTMENT GROUP") THE UNIVERSAL INSTITUTIONAL FUNDS, INC. ("UNIVERSAL INSTITUTIONAL FUNDS") 1221 Avenue of the Americas New York, New York 10020.

MORGAN STANLEY DEAN WITTER INVESTMENT MANAGEMENT LTD.
MORGAN STANLEY & CO. INTERNATIONAL LIMITED ("MORGAN STANLEY & CO.
INTERNATIONAL")
25 Cabot Square, London, England.

MORGAN STANLEY INSTITUTIONAL FUND TRUST
MORGAN STANLEY DISTRIBUTION, INC.
One Tower Bridge, West Conshohocken, PA 19428.

VAN KAMPEN INVESTMENT ASSET MANAGEMENT INC. ("VAN KAMPEN")
1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, IL 60181

MORGAN STANLEY TRUST ("MORGAN STANLEY TRUST")
Harborside Financial Center, Plaza Two, Jersey City, New Jersey 07311.

       NAME AND POSITION WITH           OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION OR EMPLOYMENT,
 MORGAN STANLEY INVESTMENT ADVISORS       INCLUDING NAME, PRINCIPAL ADDRESS AND NATURE OF CONNECTION
------------------------------------    ---------------------------------------------------------------
Mitchell M. Merin                       President and Chief Operating Officer of Morgan Stanley
President, Chief Executive Officer      Investment Management; Chairman and Director of Morgan
and Director                            Stanley Distributors; Chairman and Director of Morgan
                                        Stanley Trust; President, Chief Executive Officer and
                                        Director of Morgan Stanley Services; President of the Morgan
                                        Stanley Retail Funds and the Institutional Funds; Director
                                        of Morgan Stanley Investment Management Inc.; Director of
                                        various Morgan Stanley subsidiaries; Trustee, President and
                                        Chief Executive Officer of the Van Kampen Open-End Funds;
                                        President and Chief Executive Officer of the Van Kampen
                                        Closed-End Funds.

Barry Fink                              Managing Director and General Counsel of Morgan Stanley
Managing Director,                      Investment Management; Managing Director and Director of
and Director                            Morgan Stanley Services; Managing Director, Secretary, and
                                        Director of Morgan Stanley Distributors; Vice President and
                                        General Counsel of the Morgan Stanley Funds.

A. Thomas Smith III                     Vice President and Assistant Secretary of the Morgan Stanley
Managing Director and                   Funds.
General Counsel

Joseph J. McAlinden                     Chief Investment Officer and Managing Director of Morgan
Managing Director and                   Stanley Investment Management Inc.; Director of Morgan
Chief Investment Officer                Stanley Trust.

Ronald E. Robison                       Managing Director, Chief Administrative Officer and Director
Managing Director, Chief                of Morgan Stanley Services; Chief Executive Officer and
Administrative Officer and              Director of Morgan Stanley Trust; Managing Director of the
Director                                Distributor; Executive Vice President and Principal
                                        Executive Officer of the Morgan Stanley Funds.

Dominic P. Caldecott                    Managing Director of Morgan Stanley Investment Management
Managing Director                       Inc. and Morgan Stanley Investment Management Limited; Vice
                                        President and Investment Manager of Morgan Stanley & Co.
                                        International.

Rajesh K. Gupta                         Managing Director and Chief Administrative
Managing Director and Chief             Officer-Investments of Morgan Stanley Investment Management Inc.
Administrative Officer-Investments

       NAME AND POSITION WITH           OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION OR EMPLOYMENT,
 MORGAN STANLEY INVESTMENT ADVISORS       INCLUDING NAME, PRINCIPAL ADDRESS AND NATURE OF CONNECTION
------------------------------------    ---------------------------------------------------------------
John B. Kemp, III                       President and Chief Executive Officer of Morgan Stanley
Executive Director                      Distributors.

Francis J. Smith                        Executive Director of Morgan Stanley Services; Vice
Executive Director                      President and Chief Financial Officer of the Morgan Stanley
                                        Funds.

ITEM 27. PRINCIPAL UNDERWRITERS

(a) Morgan Stanley Distributors Inc., a Delaware corporation, is the principal underwriter of the Registrant. Morgan Stanley Distributors is also the principal underwriter of the following investment companies:

(1) Active Assets California Tax-Free Trust

(2) Active Assets Government Securities Trust

(3) Active Assets Institutional Government Securities Trust

(4) Active Assets Institutional Money Trust

(5) Active Assets Money Trust

(6) Active Assets Tax-Free Trust

(7) Morgan Stanley Aggressive Equity Fund

(8) Morgan Stanley Allocator Fund

(9) Morgan Stanley American Opportunities Fund

(10) Morgan Stanley Balanced Growth Fund

(11) Morgan Stanley Balanced Income Fund

(12) Morgan Stanley Biotechnology Fund

(13) Morgan Stanley California Tax-Free Daily Income Trust

(14) Morgan Stanley California Tax-Free Income Fund

(15) Morgan Stanley Capital Opportunities Trust

(16) Morgan Stanley Convertible Securities Trust

(17) Morgan Stanley Developing Growth Securities Trust

(18) Morgan Stanley Dividend Growth Securities Inc.

(19) Morgan Stanley European Growth Fund Inc.

(20) Morgan Stanley Federal Securities Trust

(21) Morgan Stanley Financial Services Trust

(22) Morgan Stanley Flexible Income Trust

(23) Morgan Stanley Fund of Funds

(24) Morgan Stanley Fundamental Value Fund

(25) Morgan Stanley Global Advantage Fund

(26) Morgan Stanley Global Dividend Growth Securities

(27) Morgan Stanley Global Utilities Fund

(28) Morgan Stanley Growth Fund

(29) Morgan Stanley Hawaii Municipal Trust

(30) Morgan Stanley Health Sciences Trust

(31) Morgan Stanley High Yield Securities Inc.

(32) Morgan Stanley Income Builder Fund

(33) Morgan Stanley Information Fund

(34) Morgan Stanley International Fund

(35) Morgan Stanley International SmallCap Fund

(36) Morgan Stanley International Value Equity Fund

(37) Morgan Stanley Japan Fund

(38) Morgan Stanley KLD Social Index Fund

(39) Morgan Stanley Latin American Growth Fund

(40) Morgan Stanley Limited Duration Fund

(41) Morgan Stanley Limited Duration U.S. Treasury Trust

(42) Morgan Stanley Limited Term Municipal Trust

(43) Morgan Stanley Liquid Asset Fund Inc.

(44) Morgan Stanley Mid-Cap Value Fund

(45) Morgan Stanley Multi-State Municipal Series Trust

(46) Morgan Stanley Nasdaq-100 Index Fund

(47) Morgan Stanley Natural Resource Development Securities Inc.

(48) Morgan Stanley New York Municipal Money Market Trust

(49) Morgan Stanley New York Tax-Free Income Fund

(50) Morgan Stanley Pacific Growth Fund Inc.

(51) Morgan Stanley Prime Income Trust

(52) Morgan Stanley Quality Income Trust

(53) Morgan Stanley Real Estate Fund

(54) Morgan Stanley S&P 500 Index Fund

(55) Morgan Stanley Select Dimensions Investment Series

(56) Morgan Stanley Small-Mid Special Value Fund

(57) Morgan Stanley Special Growth Fund

(58) Morgan Stanley Special Value Fund

(59) Morgan Stanley Strategist Fund

(60) Morgan Stanley Tax-Exempt Securities Trust

(61) Morgan Stanley Tax-Free Daily Income Trust

(62) Morgan Stanley Total Market Index Fund

(63) Morgan Stanley Total Return Trust

(64) Morgan Stanley U.S. Government Money Market Trust

(65) Morgan Stanley U.S. Government Securities Trust

(66) Morgan Stanley Utilities Fund

(67) Morgan Stanley Value-Added Market Series

(68) Morgan Stanley Value Fund

(69) Morgan Stanley Variable Investment Series

(b) The following information is given regarding directors and officers of Morgan Stanley Distributors not listed in Item 26 above. The principal address of Morgan Stanley Distributors is 1221 Avenue of the Americas, New York,
New York 10020. None of the following persons has any position or office with the Registrant.

                                                 POSITIONS AND OFFICE WITH
NAME                                            MORGAN STANLEY DISTRIBUTORS
----                                    -------------------------------------------
John Schaeffer                                            Director

Fred Gonfiantini                        Executive Director and Financial Operations
                                            Principal of MS Distributors Inc.

ITEM 28. LOCATION OF ACCOUNTS AND RECORDS

     All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder are maintained by the Investment Manager at its offices, except records relating to holders of shares issued by the Registrant, which are maintained by the Registrant's Transfer Agent, at its place of business as shown in the Prospectus.

ITEM 29. MANAGEMENT SERVICES

     Registrant is not a party to any such management-related service contract.

ITEM 30. UNDERTAKINGS

     Registrant hereby undertakes to furnish each person to whom a prospectus is delivered with a copy of the Registrant's latest annual report to shareholders, upon request and without charge.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 30th day of March, 2004.

                                     MORGAN STANLEY U.S. GOVERNMENT MONEY
                                     MARKET TRUST

                                       By:         /s/ BARRY FINK
                                           -------------------------------------
                                                   Barry Fink
                                                   VICE PRESIDENT AND SECRETARY

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 25 has been signed below by the following persons in the capacities and on the dates indicated.

                   SIGNATURES                                 TITLE                 DATE
                   ----------                                 -----                 ----
(1)  Principal Executive Officer                  Chief Executive Officer
                                                  and President

By:          /s/ RONALD E. ROBISON
    -------------------------------------------
             Ronald E. Robison                                                      3/30/04


(2)  Principal Financial Officer                  Chief Financial Officer


By:          /s/ FRANCIS SMITH
    -------------------------------------------
             Francis Smith                                                          3/30/04


(3)  Majority of the Trustees


     Charles A. Fiumefreddo (Chairman)
     Philip J. Purcell
     James F. Higgins


By:          /s/ BARRY FINK
    -------------------------------------------
             Barry Fink                                                             3/30/04
             Attorney-in-Fact


     Michael Bozic            Joseph J. Kearns
     Edwin J. Garn            Michael E. Nugent
     Wayne E. Hedien          Fergus Reid
     Manuel H. Johnson


By:          /s/ CARL FRISCHLING
   --------------------------------------------
            Carl Frischling                                                         3/30/04
            Attorney-in-Fact

                MORGAN STANLEY U.S. GOVERNMENT MONEY MARKET TRUST

                                  EXHIBIT INDEX


b.     --  Amended and Restated By-Laws of the Registrant, dated April 24, 2003.

j.     --  Consent of Independent Auditors

Other. --  Powers of Attorney for Trustees, dated January 30, 2004.